Manually Executed

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to _________

Commission file number: 1-15062

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TIME WARNER SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Time Warner Inc.
One Time Warner Center
New York, New York 10019

Exhibit Index is on page 63

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Time Warner Savings Plan
Years Ended December 31, 2008 and 2007
With Report of Independent Registered Public Accounting Firm

Time Warner Savings Plan

Financial Statements
and Supplemental Schedule

Years Ended December 31, 2008 and 2007

Contents

Report of Independent Registered Public Accounting Firm

Administrative Committee
Time Warner Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Time Warner Savings Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

New York, New York
June 23, 2009

Ernst & Young LLP

Time Warner Savings Plan

Statements of Net Assets Available for Benefits

	December 31, 2008	December 31, 2007
	(In Thousands)	
Investments – at fair value:		
Time Warner Defined Contribution Plan Master Trust	**$ –**	$ 4,275,701
Commingled trust funds	**798,086**	–
Time Warner common stock	**237,118**	–
Other common stocks	**440,997**	–
Preferred stocks	**25**	–
Synthetic investment contracts	**594,957**	–
Mutual funds	**556,597**	–
U.S. government and agency securities	**123,687**	–
Bonds, notes and debentures	**90,362**	–
Cash, cash equivalents and other investments	**136,470**	–
Loans to participants	**64,013**	70,210
Total investments, at fair value	**3,042,312**	4,345,911
Contributions receivable:		
Employer	**2,373**	6,499
Participants	**3,533**	2,871
Other assets	**12,998**	251
Total assets	**3,061,216**	4,355,532
Total liabilities	**74,312**	–
Net assets available for benefits, at fair value	**2,986,904**	4,355,532
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	**8,749**	(3,300)
Net assets available for benefits	**$ 2,995,653**	$ 4,352,232

See accompanying notes.

Time Warner Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2008	2007
	(In Thousands)	
Net assets available for benefits at beginning of year	**$ 4,352,232**	$ 4,200,413
Changes in net assets:		
Net investment (loss) gain from Time Warner Defined Contribution Plans Master Trust	**(1,269,476)**	149,110
Investment income, net of fees	**16,475**	–
Net realized and unrealized depreciation in the fair value of investments	**(77,016)**	–
Employing company contributions	**95,536**	106,082
Participant contributions, including rollover contributions	**215,331**	224,785
Participant loan interest income	**5,098**	5,176
Participant withdrawals	**(405,460)**	(398,813)
Administrative expenses	**(5,922)**	(4,597)
Net asset transfers from other plans	–	19,764
Other income	**68,855**	50,312
Net change	**(1,356,579)**	151,819
Net assets available for benefits at end of year	**$ 2,995,653**	$ 4,352,232

See accompanying notes.

1. Description of the Plan

The following is an abbreviated description of the Time Warner Savings Plan (the "Plan"). More complete descriptions are provided in the Plan documents, as amended, and the summary plan description/prospectus.

The Plan is a defined contribution profit sharing plan with a 401(k) feature generally covering eligible employees of Time Warner Inc. ("Time Warner") and certain of its subsidiaries and affiliates (each, an "Employing Company" and, collectively, the "Employing Companies"). Effective March 1, 2007, employees may participate in the Plan after two months (prior to March 1, 2007, after three months) of continuous employment. In addition, employees classified as hourly or temporary employees who are credited with at least 1,000 hours of service in any one year are eligible to participate in the Plan. Effective March 1, 2007, employees hired on or after January 1, 2007, are automatically enrolled in the Plan with a pre-tax contribution rate of 2% and are invested in the default fund (Growth Asset Allocation Fund) approximately 90 days following the hire date, unless the employee has elected otherwise during the first 60 days of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan is a participating plan ("Participating Plan") in the Time Warner Defined Contribution Plans Master Trust (the "Master Trust"), which through October 31, 2008 had been maintained for collective investment of the assets of the Plan and the TWC Savings Plan, qualified defined contribution plans sponsored by Time Warner and Time Warner Cable Inc. ("TWCI"), respectively.

Effective at the close of business on October 31, 2008, the TWC Savings Plan ceased to be a Participating Plan in the Master Trust and the TWC Savings Plan's net assets in the amount of $855.2 million were transferred out of the Master Trust into a new master trust established by TWCI, the Time Warner Cable Defined Contribution Plans Master Trust.

As a result of the transfer of the TWC Savings Plan net assets out of the Master Trust effective at the close of business on October 31, 2008, the Plan is the only Participating Plan in the Master Trust and the activity for the Master Trust after October 31, 2008 is reflected and reported in the Plan's financial statements. As a result, for reporting purposes, the Master Trust's net assets as of October 31, 2008, which are attributable to the Plan, in the amount of $2.9 billion, are reflected as having been transferred out of the Master Trust to the Plan, resulting in no reported Master Trust assets as of the close of business on October 31, 2008 (see Note 3).

1. Description of the Plan (continued)

On May 20, 2008, TWCI and certain of its subsidiaries, entered into a separation agreement (the "Separation Agreement") with Time Warner and certain of its subsidiaries, the terms of which governed TWCI's separation from Time Warner on March 12, 2009 (see Note 8). Pursuant to the Separation Agreement, the parties agreed that the Master Trust would be separated with respect to the assets of the Time Warner and TWCI Participating Plans. The parties agreed to cooperate in good faith to complete the separation of the Master Trust on commercially reasonable terms and conditions, no later than the date of the separation pursuant to the Separation Agreement, taking into consideration the best interests of the participants in each plan as determined by the appropriate plan sponsor or fiduciary, including the appointment of separate trustees and the establishment of separate trust agreements.

On May 12, 2006, Courtroom Television Network LLC ("Court TV") became a wholly owned Time Warner subsidiary. The Courtroom Television Network 401(k) Salary Deferral Plan (the "Court TV Plan") was frozen at the end of 2006. The Court TV employees became eligible to participate in the Plan effective January 1, 2007. The Court TV Plan was merged into the Plan effective March 30, 2007. Accordingly, Court TV Plan assets having an aggregate value of approximately $20 million were transferred into the Plan on April 2, 2007. Plan account balances of employees whose employment was terminated from the acquisition date through May 11, 2008 were fully vested upon termination.

In the summer of 2005, Time Warner reached a settlement to resolve shareholder class action lawsuits brought on behalf of certain stockholders of Time Warner and the court granted final approval of the settlement on April 6, 2006. The Plan received $50.3 million from the initial distribution in 2007 of the settlement funds. In December 2007, individual allocations to eligible participant accounts were made, as applicable. The amount allocated to each eligible participant's account was calculated by the third-party settlement administrator according to the court-approved plan of allocation.

On September 27, 2006, the court granted final approval of a $100 million settlement to resolve the class action lawsuits involving certain ERISA matters brought on behalf of participants in the Plan, the Time Warner Thrift Plan (which was merged into the Plan effective December 29, 2006) and the TWC Savings Plan. On October 26, 2007, the court issued an order approving certain attorneys' fees and expenses requested by plaintiffs' counsel, as well as approving certain incentive awards to the lead plaintiffs. Two of the lead plaintiffs filed an appeal on November 26, 2007 challenging the amount of their incentive awards, but the matter was remanded to the district court upon stipulation of the parties in January 2008, and resolved by

1. Description of the Plan (continued)

order of the district court dated April 9, 2008. In November 2008, the Plan received $68.6 million from the settlement and individual allocations to eligible participant accounts were made, as applicable. The amount allocated to each eligible participant's account was calculated by the third-party settlement administrator according to the court-approved plan of allocation.

The Plan provides for multiple investment funds (the "Investment Funds") made available through the trustee, Fidelity Management Trust Company ("Fidelity"), pursuant to the Master Trust. The Investment Funds consist of four asset allocation funds, nine core actively managed funds, four core index funds and a mutual fund window (a self-directed brokerage account). Participant contributions, Employing Company matching contributions ("Matching Contributions") and Rollovers (as defined below) may generally be invested in specific increments in the Investment Funds.

Generally, the Plan provides for voluntary participant contributions on a pre-tax basis at an elected percentage of a participant's eligible compensation, up to an annual limit prescribed by the Internal Revenue Code of 1986, as amended (the "Code"). Effective March 1, 2007, after two months (prior to March 1, 2007, after one year and after six months in the case of AOL LLC (formerly America Online, Inc.) ("AOL") and its subsidiaries and affiliates, including hourly, but not temporary, employees) of continuous employment, Matching Contributions are made as a percentage of a participant's contributions to the Plan and are capped at a certain percentage of the participant's eligible compensation. The allowable contribution percentages and Matching Contributions vary among Employing Companies. Matching Contributions are calculated based on one of the following formulas: 50% or 66.67% on up to the first 6% of the participant's eligible compensation contributed to the Plan; 160% on up to the first 4% of the participant's eligible compensation contributed to the Plan; or 10% on up to the first 4% of the participant's eligible compensation contributed to the Plan. Effective January 1, 2007, Matching Contributions for the year are calculated on the basis of Plan participants' pre-tax contributions for the year, thereby maximizing these contributions. Any additional Matching Contributions resulting from this calculation are credited to Plan participants' accounts in the following year. For 2007, approximately $4.8 million of the additional Matching Contributions credited in 2008 to participant accounts were reflected as employer contributions receivable in the Statement of Net Assets Available for Benefits as of December 31, 2007. These Matching Contributions were subsequently funded from forfeitures. For 2008, the additional Matching Contributions of approximately $5.7 million to be credited in 2009 to participant accounts will also be funded from forfeitures.

1. Description of the Plan (continued)

Participants are also allowed to transfer amounts from certain other tax qualified plans to the Plan ("Rollovers"). Rollovers are included as participant contributions in the Statements of Changes in Net Assets Available for Benefits.

Matching Contributions and any other amounts contributed by an Employing Company, including those transferred into the Plan, are deemed Employing Company contributions ("Employing Company Contributions"). Each participant's account is credited with his/her participant contributions, Rollovers, any Employing Company Contributions and any earnings or losses, as appropriate. Participant contributions, Rollovers, and earnings thereon are fully vested. Employing Company Contributions and earnings thereon generally vest based upon years or periods of service as follows:

Employing Company Contributions and Earnings Thereon

Prior to March 1, 2007		Effective March 1, 2007	
Years or Periods of Service	**Vested Percentage**	**Years or Periods of Service**	**Vested Percentage**
Less than 2 years	0%	Less than 1 year	0%
2 but less than 3 years	25%	1 but less than 2 years	20%
3 but less than 4 years	50%	2 but less than 3 years	40%
4 but less than 5 years	75%	3 but less than 4 years	60%
5 years or more	100%	4 but less than 5 years	80%
		5 years or more	100%

Employing Company Contributions and earnings thereon also become fully vested upon a participant's termination of service due to death or disability, attainment of age 65, or in the event of Plan termination. Forfeited contributions and earnings thereon may be used to reduce future Employing Company Contributions to the Plan and/or to pay Plan expenses. Forfeitures for 2008 and 2007 were $6.5 million and $4.0 million, respectively. The amount of forfeited nonvested accounts as of December 31, 2008 and 2007 was $8.2 million and $18.0 million, respectively, and is reflected in the Statements of Net Assets Available for Benefits.

Under the Plan, participants may periodically transfer account balances among Investment Funds offered under the Plan and, subject to certain restrictions and penalties, withdraw amounts and/or take loans from their accounts. Effective January 1, 2008, the maximum number of new loans a participant may withdraw is limited to three at any one time, and the minimum loan amount was

1. Description of the Plan (continued)

increased from $500 to $1,000. Loans are valued at their outstanding balances, which approximate fair value, and are treated as transfers between the individual Investment Funds and the participant loan fund. Loans may be for a period of up to five years or, if for the purchase of a primary residence, 15 years (10 years prior to January 1, 1999). Participants who have transferred accounts to the Plan with existing loans for the purchase of a primary residence have loan terms of up to 30 years based on the provisions of the plan from which the original loan was requested. Prior to April 1, 2007, interest rates were fixed at the time of the loan at the prime rate plus 1%. Participants who have transferred accounts to the Plan with existing loans may be subject to different interest rates on those loans, as set under the provisions of the plan from which the original loan was requested. Effective April 1, 2007, interest rates charged for loans originated under the Plan within any quarter are set at the prime rate in effect on the first day of such quarter plus 1%. Interest rates on outstanding participant loans as of December 31, 2008 and 2007 ranged from 4.25% to 8.75% and 4.75% to 10.50%, respectively.

In-service withdrawals are available in certain limited circumstances, as provided under the Plan. Hardship withdrawals are allowed for participants incurring an "immediate and heavy financial need," as defined by the Plan. Hardship withdrawals are strictly regulated under the Code and the regulations thereunder and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Generally, on termination of service, participants will receive the vested portion of their account in a lump sum. However, subject to certain restrictions, the Plan permits other payment options. In addition, at the option of the participant, the commencement of payments may be deferred, subject to certain limitations. Benefits distributed from all Investment Funds will be paid in cash, except for benefits distributed from the Time Warner Inc. Stock Fund, which also offers shares of Time Warner common stock as a distribution election. Fractional shares are paid in cash.

Time Warner reserves the right to discontinue Employing Company Contributions or to terminate or modify the Plan at any time. In the event of termination, the net assets of the Plan may be distributed to participants in accordance with the Plan's provisions and applicable law.

The Plan administrator is a committee (the "Administrative Committee") appointed by the board of directors of Time Warner. Certain administrative functions of the Plan have been delegated to others in accordance with the terms of the Plan.

2. Basis of Presentation and Summary of Significant Accounting Policies

The accounting records of the Plan are maintained on an accrual basis.

Certain administrative costs are charged to the Plan as permitted under ERISA, including, for example, fees for auditing, custodial, investment advice, recordkeeping and trustee services.

Other administrative costs, for example, compensation of employees responsible for the administration of the Plan, are paid by Time Warner.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain 2007 Master Trust amounts have been reclassified to conform to the current year presentation of other common stock investments.

As described in Financial Accounting Standards Board ("FASB") Staff Position AAG INV-1 and Statement of Position 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans* (the "FSP"), fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value. Investments in the Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value. The FSP has no effect on the Statements of Changes in Net Assets Available for Benefits for any period presented.

On January 1, 2008, the Plan adopted the provisions of FASB Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("FAS 157"), which establishes the authoritative definition of fair value, sets out a framework for measuring fair value and expands the required disclosures about fair value measurements (see Note 4).

2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

In October 2008, the FASB issued FASB Staff Position 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* ("FSP 157-3"). FSP 157-3 clarifies the application of FAS 157 in markets that are not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for an asset is not active. The guidance in FSP 157-3 was effective upon issuance, including for prior periods for which financial statements had not yet been issued.

In April 2009, the FASB issued FASB Staff Position 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly* ("FSP 157-4"). FSP 157-4 supersedes FSP 157-3 and amends FAS 157 to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. FSP 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of FAS 157. FSP 157-4 is effective for reporting periods ending after June 15, 2009. The Plan's management is currently evaluating the effect that the provisions of FSP 157-4 will have on the Plan's financial statements.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, *Disclosures about Derivative Instruments and Hedging Activities* ("FAS 161"). This standard applies to all derivative instruments and related hedged items accounted for under Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("FAS 133"), and requires entities to provide greater transparency about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FAS 133 and (c) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. FAS 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008, with earlier application encouraged. The Plan's management is currently evaluating the effect that the provisions of FAS 161 will have, if any, on the Plan's financial statements.

3. Investments

The assets of the Plan are primarily held in the Master Trust. As discussed above, effective October 31, 2008, the Plan was the only Participating Plan in the Master Trust and, therefore, at December 31, 2008, the Plan's investments are reflected in the Statements of Net Assets Available for Benefits. The net assets available to the Participating Plans in the Master Trust at December 31, 2007 are summarized below (in thousands):

Investments, at fair value:	
Commingled trust funds	$ 1,453,120
Time Warner common stock	575,588
Other common stocks	1,056,989
Preferred stocks	1,888
Synthetic investment contracts	696,704
Mutual funds	1,198,861
U.S. government and agency securities	237,823
Bonds, notes and debentures	178,829
Cash, cash equivalents and other investments	113,722
Total investments, at fair value	5,513,524
Accrued investment income and other assets	19,493
Total assets	5,533,017
Total liabilities	114,421
Net assets available to Participating Plans, at fair value	5,418,596
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,182)
Net assets available to Participating Plans	$ 5,414,414

3. Investments (continued)

During the ten months ended October 31, 2008 and the year ended December 31, 2007, the net investment (loss) gain of the Master Trust was as follows:

	Ten Months Ended October 31, 2008	Year Ended December 31, 2007
	(In Thousands)	
Investment income, net of fees	**$ 68,979**	$ 173,256
Net realized and unrealized appreciation (depreciation) in fair value of investments:		
Commingled trust funds	**(436,451)**	120,465
Time Warner common stock	**(216,071)**	(185,381)
Other common stocks	**(438,884)**	128,355
Preferred stocks	**(1,553)**	50
Mutual funds	**(562,499)**	(71,385)
U.S. government and agency securities	**(17,320)**	3,430
Bonds, notes and debentures	**(26,113)**	(5,215)
Cash, cash equivalents and other investments	**4,179**	(1,383)
Total net realized and unrealized depreciation in the fair value of investments	**(1,694,712)**	(11,064)
Total net investment (loss) gain	**$ (1,625,733)**	$ 162,192

The beneficial interest of the Plan in the Master Trust at December 31, 2007 was 78.91%. Each Participating Plan's interest in the Master Trust's investments is based on the account balances of the plan's participants and their elected investment fund options. However, each Participating Plan's beneficial interest in the underlying investment fund options does not vary significantly from each Participating Plan's beneficial interest in the total net assets of the Master Trust.

3. Investments (continued)

The following presents investments that each represented 5% or more of the Plan's net assets at December 31, 2008 (in thousands):

Commingled Trust Funds:	
Barclays Global Investors Equity Index–Fund H, 8,103,090 units	**$ 236,853**
Common Stock:	
Time Warner, 7,856,805 shares	**237,118**
Mutual Funds:	
Dodge & Cox Stock Fund, 6,119,080 shares	**376,974**
Fidelity BrokerageLink	**179,623**

During the two months ended December 31, 2008, the net investment loss of the Plan was as follows (in thousands):

Investment income, net of fees	**$ 16,475**
Net realized and unrealized appreciation (depreciation) in fair value of investments:	
Commingled trust funds	**(15,346)**
Time Warner common stock	**2,970**
Other common stocks	**(53,030)**
Preferred stocks	**(575)**
Mutual funds	**(19,020)**
U.S. government and agency securities	**9,297**
Bonds, notes and debentures	**(3,155)**
Cash, cash equivalents and other investments	**1,843**
Total net realized and unrealized depreciation in the fair value of investments	**(77,016)**
Total net investment loss	**$ (60,541)**

Plan investments are made in a variety of investment securities, which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is possible that changes in values could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3. Investments (continued)

The Capital Preservation Fund includes benefit-responsive synthetic investment contracts that are valued at fair value and adjusted to contract value in the Statements of Net Assets Available for Benefits. A synthetic investment contract is an agreement under which debt obligations (such as fixed-income asset-backed and mortgage-backed securities) are purchased and then a contract is entered into with a financial institution to provide for liquidity and an adjustable rate of return thereon (a "Wrapper") which, when taken together with the underlying securities, generally results in a guaranteed return of principal and accrued interest (see Note 4).

The Capital Preservation Fund and the Wrapper contracts purchased by that fund are designed to pay all participant-initiated transactions at contract value. However, the Wrapper contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events. These events include, but are not limited to:

- Complete or partial termination of the Plan;
- Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund's cash flow;
- Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor; and
- Any early retirement program, group termination, group layoff, facility closing, or similar program.

At this time, the occurrence of these events or any event that limits the ability of the Capital Preservation Fund to transact at contract value is not probable.

A Wrapper issuer may terminate a Wrapper contract at any time assuming the appropriate notification is provided. In the event that the market value of the Capital Preservation Fund's covered assets is below their contract value at the time of such termination, Fidelity may elect to keep the Wrapper contract in place through another Wrapper provider until such time as the market value of the Capital Preservation Fund's covered assets is equal to their contract value. Plan participants will continue to receive the Capital Preservation Fund's Crediting Rate (as defined below).

3. Investments (continued)

The synthetic investment contracts in the Plan as of December 31, 2008 are summarized below:

	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value
		(In Thousands)		
AIG Financial Products Corp.	A-	$ 148,555	$ 231	$ 2,171
Natixis Financial Products Inc.	A+	148,555	–	2,402
Rabobank International	AAA	148,555	300	1,961
State Street Bank	AA	148,555	206	2,215
All contracts in portfolio		$ 594,220	$ 737	$ 8,749

The synthetic investment contracts in the Master Trust as of December 31, 2007 are summarized below:

	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value
		(In Thousands)		
AIG Financial Products Corp.	AA	$ 174,176	$ –	$ (1,046)
Natixis Financial Products Inc.	AA	174,176	–	(1,046)
Rabobank International	AAA	174,176	–	(1,045)
State Street Bank	AA	174,176	–	(1,045)
All contracts in portfolio		$ 696,704	$ –	$ (4,182)

3. Investments (continued)

Interest income in the Capital Preservation Fund is accrued at the weighted-average return of the individual fund investments, net of investment management and certain administrative fees (the "Crediting Rate"). The Crediting Rate is calculated daily. The Plan's Crediting Rate was 3.9% at December 31, 2008. The Master Trust's Crediting Rate was 4.9% at December 31, 2007. The average annualized yield of the Capital Preservation Fund was 4.6% and 4.9% for the year ended December 31, 2008 and the year ended December 31, 2007, respectively. The Plan's contract value spot yield was 4.0% at December 31, 2008. The Master Trust's contract value spot yield was 4.9% at December 31, 2007. The Plan's market value spot yield was 3.7% at December 31, 2008. The Master Trust's market value spot yield was 5.0% at December 31, 2007. The contract value spot yield is based on the annualized one-day earnings in the Capital Preservation Fund credited to participants on the last business day of the Plan or Master Trust year, as applicable, divided by the fair value of the Capital Preservation Fund's assets on the same date. The market value spot yield is based on the annualized income earned by the underlying securities in the Capital Preservation Fund on the last business day of the Plan or Master Trust year, as applicable, divided by the fair value of the Capital Preservation Fund's assets on the same date.

Certain investment managers of Investment Funds offered under the Plan are authorized to use derivative financial instruments, either directly or within a commingled fund structure, with established guidelines. Financial instruments may be used for the purpose of managing interest rate and foreign exchange risk, and for yield enhancement. The derivative transactions are marked-to-market; therefore, no gains or losses are deferred. All net investment activity for the two months ended December 31, 2008 is reported in the Plan's Statements of Changes in Net Assets Available for Benefits. All net investment activity for the ten months ended October 31, 2008 and the year ended December 31, 2007 is reported in the Master Trust's Statements of Changes in Net Assets Available to Participating Plans. The types of derivative financial instruments held by the Plan and the Master Trust include foreign currency contracts, swaps, futures and options. At December 31, 2008 and 2007, the Plan and the Master Trust, respectively, held less than 1% of the total market value of its investments in derivatives.

4. Fair Value Measurement

The Plan adopted FAS 157, *Fair Value Measurements*, on January 1, 2008. In addition, the Plan adopted FSP 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active,* upon its issuance in October 2008. FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). FAS 157 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under FAS 157 are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

- quoted prices for similar assets and liabilities in active markets;
- observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals); and
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management's own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety. A review of fair value hierarchy classifications will be conducted annually by the Plan's management. Changes in the observability of valuation inputs may result in a reclassification of certain Plan assets and liabilities.

4. Fair Value Measurement (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan's assets as of December 31, 2008 (in thousands):

	Fair Value Measurements as of December 31, 2008			
Description	**Fair Value as of 12/31/08**	**Quoted Market Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Commingled trust funds	$ 798,086	$ –	$ 798,086	$ –
Time Warner common stock	237,118	237,118	–	–
Other common stocks	440,997	440,997	–	–
Preferred stocks	25	25	–	–
Synthetic investment contracts	594,957	280,893	314,064	–
Mutual funds	556,597	376,974	179,623	–
U.S. government and agency securities	123,687	15,287	108,400	–
Bonds, notes and debentures	90,362	–	90,362	–
Cash, cash equivalents and other investments	136,470	49,876	86,594	–
Loans to participants	64,013	–	–	64,013
Total investments	$ 3,042,312	$ 1,401,170	$1,577,129	$ 64,013

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2008 (in thousands):

	Participant Loans
Balance, beginning of year	$ 70,210
Purchases, sales, issuances and settlements	(6,197)
Balance, end of year	$ 64,013

4. Fair Value Measurement (continued)

The following is a description of the valuation methodologies used for assets measured at fair value.

Investments are recorded by the Plan, and, through October 31, 2008, were recorded by the Master Trust, on a trade date basis at fair value. Investments in securities and mutual funds that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the reporting period. Investments in commingled trust funds are valued at unit values as reported to Fidelity by each fund company managing such trusts. The fair value of the benefit-responsive synthetic investment contracts is calculated by discounting the related cash-flows based on current yields of similar instruments with comparable durations. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals under the contract. The fair value of the securities underlying the synthetic investment contracts in the Plan was $595.0 million as of December 31, 2008. The fair value of the securities underlying the synthetic investment contracts in the Master Trust was $696.7 million as of December 31, 2007. As of December 31, 2008 and 2007, there were no reserves against contract values for credit risk of contract issuers or otherwise.

5. Transactions with Parties-in-Interest

Under the terms of the Plan and the Master Trust, Time Warner may elect to contribute shares of Time Warner common stock and/or cash for Employing Company Contributions to the Plan. There were no shares of Time Warner common stock contributed in 2008 and 2007 for Employing Company Contributions to the Plan. The Master Trust could also purchase or sell shares of Time Warner common stock on the open market or directly from or to Time Warner. There were no purchases or sales of Time Warner common stock by the Master Trust directly from or to Time Warner in 2008 and 2007.

6. Contingencies

On January 17, 2002, AOL Community Leader volunteers filed a class action lawsuit in the U.S. District Court for the Southern District of New York against Time Warner, AOL and AOL Community, Inc. under ERISA titled *Hallissey et al. v. AOL Time Warner Inc. et al.* Plaintiffs allege that they are entitled to pension and/or welfare benefits and/or other employee benefits subject to ERISA. In March 2003, plaintiffs filed and served a second amended complaint, adding as defendants the Time Warner Administrative Committee and the AOL Administrative Committee. On May 19, 2003, Time Warner, AOL and AOL Community, Inc. filed a motion to dismiss and the Administrative Committees filed a motion for judgment on the pleadings. Both of these motions are pending. Time Warner intends to defend against these lawsuits vigorously.

7. Tax Status of Plan

The Plan has received a determination letter from the Internal Revenue Service (the "IRS") dated April 10, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this determination by the IRS, the Plan has been amended and restated as of January 1, 2007. The Plan filed for a new determination letter from the IRS on January 31, 2008. The Plan's Administrative Committee has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status and its related trust's tax exemption.

8. Subsequent Events

On March 12, 2009, Time Warner disposed of all of its shares of TWCI common stock pursuant to the Separation Agreement for the purpose of separating TWCI from Time Warner (the "TWCI Separation"). As a result, TWCI is no longer a subsidiary of Time Warner. The TWCI Separation was effected as a pro rata dividend of all shares of TWCI common stock held by Time Warner in a spin-off (the "Distribution") to Time Warner stockholders. Time Warner stockholders received 0.08367 share of TWCI common stock for each share of Time Warner common stock held at March 12, 2009, the record date for the Distribution. As a result of the Distribution, the Plan received approximately 1.9 million shares of TWCI common stock, which were credited to eligible Plan participants' accounts in the Time Warner Inc. Stock Fund, as applicable. In accordance with the provisions of the Plan, an independent fiduciary, Fiduciary Counselors Inc. ("FCI"), was appointed to exercise control over the TWCI common stock received in the Time Warner Inc. Stock Fund as a result of this transaction. Beginning March 31, 2009 and ending April 14, 2009, FCI sold the TWCI common stock received by the Time Warner Inc. Stock Fund and reinvested the proceeds in Time Warner common stock.

Effective March 27, 2009, Time Warner implemented a 1-for-3 reverse stock split of Time Warner common stock. The reverse stock split is reflected in the accompanying financial statements.

On May 28, 2009, Time Warner announced that its board of directors has authorized management to proceed with plans for the complete legal and structural separation of AOL from Time Warner. The transaction is contingent on the satisfaction of a number of conditions. Time Warner expects to complete the proposed transaction around the end of 2009. At this time, it is not known how the Plan participants employed at the AOL division would be affected and what the impact to the Plan would be, if any.

9. Reconciliation to Form 5500

The net assets of the Plan that are attributed to fully benefit-responsive investment contracts will be recorded at fair value on the 2008 IRS Form 5500 and related schedules. The following is a reconciliation of the Plan's net assets available for benefits and changes in net assets available for benefits between the financial statements and Form 5500.

	December 31, 2008	December 31, 2007
Net assets available for benefits per the financial statements	**$ 2,995,652,680**	$ 4,352,231,996
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	**(8,748,807)**	3,300,336
Net assets per the Form 5500	**$ 2,986,903,873**	$ 4,355,532,332

	Year Ended December 31, 2008
Net investment loss from the Plan and the Master Trust per the financial statements	**$ (1,330,017,044)**
Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	**(3,300,336)**
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	**(8,748,807)**
Net investment loss from the Plan and the Master Trust per the Form 5500	**$ (1,342,066,187)**

Supplemental Schedule

EIN: #13-4099534
Plan: #336

Time Warner Savings Plan

Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2008

Shares or Units	Description of Investment		Current Value
	Commingled Trust Funds		
17,254,918	AllianceBernstein International Style Blend Collective Trust	$	128,204,041
12,252,006	Barclays Global Investors EAFE Equity Index - Fund T		124,322,908
8,103,090	Barclays Global Investors Equity Index - Fund H		236,853,315
2,628,533	Barclays Global Investors Extended Equity - Market Fund K		68,762,413
8,228,022	Barclays Global Investors US Debt Index - Fund T		118,401,231
12,753,644	Wellington Trust Company Collective Investment Fund II Growth (Series 2)		121,542,226
	Total Commingled Trust Funds		**798,086,134**
7,856,805	**Time Warner Common Stock***		**237,118,365**
	Other Common Stocks		
6,467	3M CO		372,111
80,800	AAR CORP		1,487,528
181,755	ACI WORLDWIDE INC		2,889,905
69,400	ACTUANT CORP CL A		1,319,988
222,545	AECOM TECHNOLOGY CORP		6,838,808
77,100	AEGEAN MARINE PETROLEUM N		1,307,616
320,297	AES CORP		2,639,247
89,435	AETNA INC		2,548,898
36,181	AFFILIATED MANAGERS GRP		1,516,708
900	AGILENT TECHNOLOGIES INC		14,067
43,900	ALBEMARLE CORP		978,970
91,598	ALLEGHENY TECH INC		2,338,497
11,400	ALLSTATE CORPORATION		373,464
29,272	AMAZON.COM INC		1,501,068
16,331	AMERICAN EXPRESS CO		302,940
24,815	AMGEN INC		1,433,066
32,749	APPLE INC		2,795,127
13,759	ARCH CAPITAL GROUP LTD		964,506
165,984	ARES CAPITAL CORP		1,050,679
31,374	ASSURANT INC		941,220
9,800	ASTEC INDUSTRIES INC		307,034
13,189	AT&T INC		375,887
81,115	ATHENAHEALTH INC		3,051,546
61,400	ATHEROS COMM INC		878,634

EIN: #13-4099534
Plan: #336

Time Warner Savings Plan

Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)

Shares or Units	Description of Investment	Current Value
	Other Common Stocks (continued)	
456,828	ATMEL CORP	$ 1,429,872
54,000	ATWOOD OCEANICS INC	825,120
64,900	AVOCENT CORP	1,162,359
17,832	AVON PRODUCTS INC	428,503
18,308	BANK OF AMERICA CORP	257,777
11,700	BANKRATE INC	444,600
214,200	BARE ESCENTUALS INC	1,120,266
59,200	BLACKBAUD INC	799,200
49,711	BLACKROCK INC	6,668,731
56,452	BLUE NILE INC	1,382,509
7,100	BOEING CO	302,957
73,647	BORGWARNER INC	1,603,295
237,300	BRIGHTPOINT INC	1,032,255
134,410	BROADRIDGE FINANCIAL SOL	1,685,501
71,932	CA INC	1,332,900
294,280	CANAD NATL RAIL CO (USD)	10,817,733
10,426	CAPITAL ONE FIN CORP	332,485
90,778	CAPLEASE INC	157,046
131,960	CAREER EDUCATION CORP	2,367,362
70,000	CARRIZO OIL & GAS INC	1,127,000
33,415	CARTERS INC	643,573
54,300	CATALYST HEALTH SOLUTIONS	1,322,205
166,172	CENTURY ALUMINUM COMPANY	1,661,720
39,800	CEPHEID INC	413,124
11,900	CHESAPEAKE ENERGY CORP	192,423
71,950	CISCO SYSTEMS INC	1,172,785
140,174	CITIGROUP INC	940,568
301,163	CITRIX SYSTEMS INC	7,098,412
141,844	CITY NATIONAL CORP	6,907,803
400	CME GROUP INC	83,244
84,154	COINSTAR INC	1,641,845
8,937	COMMERCE BANCSHARES INC	392,781
17,492	COMMERCIAL VEHICLE GROUP	16,268
106,700	COMMVAULT SYSTEMS INC	1,430,847
330,145	COMVERSE TECHNOLOGY INC	2,066,708

EIN: #13-4099534
Plan: #336

Time Warner Savings Plan

Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)

Shares or Units	Description of Investment	Current Value
	Other Common Stocks (continued)	
93,307	CONCHO RESOURCES INC	$ 2,129,266
34,800	CONCUR TECHNOLOGIES INC	1,142,136
7,200	CONOCOPHILLIPS	372,960
145,555	COOPER COMPANIES INC	2,390,013
18,800	CORE LABORATORIES NV	1,125,368
31,900	CORRECTIONS OF AMERICA	521,884
415,508	COSTCO WHOLESALE CORP	21,814,170
117,408	CROWN CASTLE INTL CORP	2,064,033
5,800	DEERE & CO	222,256
231,720	DENBURY RESOURCES INC	2,530,382
41,999	DIAMOND OFFSHORE DRILLING	2,475,421
51,200	DRIL-QUIP INC	1,050,112
190,095	DUFF & PHELPS CORP	3,634,616
47,218	DUPONT FABROS TECH INC	97,741
160,335	EASTMAN KODAK CO	1,055,004
110,050	EBAY INC	1,536,298
38,424	ELECTRONIC ARTS INC	616,321
35,387	EMC CORP	370,502
135,915	EMPLOYERS HOLDINGS INC	2,242,598
104,419	ENERGY CONVERSION DEVICES	2,632,403
16,800	EQUINIX INC	893,592
306,857	EURONET WORLDWIDE INC	3,562,610
1,800	EXELON CORP	100,098
102,200	FCSTONE GROUP INC	452,746
45,285	FIRST AMERICAN CORP CALIF	1,308,284
21,229	FIRST NIAGARA FINL GROUP	343,273
21,419	FIRSTMERIT CORP	441,017
20,800	FLOWERS FOODS INC	506,688
18,900	FTI CONSULTING INC	844,452
56,400	GENERAL CABLE CORP DEL	997,716
81,136	GENERAL ELECTRIC CO	1,314,403
21,500	GENOPTIX INC	732,720
47,300	GEO GROUP INC	852,819
193,172	GILEAD SCIENCES INC	9,878,816
122,715	GOLDMAN SACHS GROUP INC	10,355,919

Time Warner Savings Plan

Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)

Shares or Units	Description of Investment	Current Value
	Other Common Stocks (continued)	
3,640	GOOGLE INC A	$ 1,119,846
4,700	GREENHILL & CO INC	327,919
33,077	HANOVER INSURANCE GROUP	1,421,319
316,286	HEINEKEN HOLDING NV	9,015,931
127,034	HENRY (JACK) & ASSOC INC	2,465,730
164,500	HERCULES OFFSHORE INC	781,375
32,246	HEWLETT-PACKARD CO	1,170,207
62,100	HIBBETT SPORTS INC	975,591
624,166	HOME DEPOT INC	14,368,301
67,800	ICON PLC ADR	1,334,982
384,040	ICONIX BRAND GROUP INC	3,755,911
77,200	INFORMATICA CORP	1,059,956
119,400	INNERWORKINGS INC	782,070
105,400	INTERLINE BRANDS INC	1,120,402
15,624	INTL BUS MACH CORP	1,314,916
44,600	INVESTMENT TECH GROUP INC	1,013,312
25,500	ITC HLDGS CORP	1,113,840
136,391	J CREW GROUP INC	1,663,970
376,055	JEFFERIES GROUP INC	5,287,333
535,170	JPMORGAN CHASE & CO	16,873,910
284,945	KEY ENERGY SERVICES INC	1,256,607
46,900	LADISH INC	649,565
473,930	LAS VEGAS SANDS CORP	2,810,405
22,609	LIBERTY GLOBAL INC CL A	359,935
83,738	LIBERTY GLOBAL INC CL C	1,271,143
84,100	LIFE TIME FITNESS INC	1,089,095
218,671	LIONS GATE ENTERMENT CORP	1,202,691
444,410	LIVE NATION INC	2,550,913
125,300	LKQ CORP	1,460,998
111,500	MACROVISION SOLUTIONS	1,410,475
52,074	MAGELLAN HLTH SVCS INC	2,039,218
21,844	MARTIN MARIETTA MATERIALS	2,120,616
136,274	MASTERCARD INC CL A	19,477,643
12,566	MERCK & CO INC	382,006
79,972	MERRILL LYNCH & CO INC	930,874

Time Warner Savings Plan

Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year) (continued)

Shares or Units	Description of Investment	Current Value
	Other Common Stocks (continued)	
74,813	MI DEVELOPMENTS CL A W/I	$ 558,105
76,100	MICROSEMI CORP	961,904
18,964	MICROSOFT CORP	368,660
28,600	MIDDLEBY CORP	779,922
66,400	MOBILE MINI INC	957,488
578,506	MONEYGRAM INTL INC	584,291
169,685	MONSANTO CO NEW	11,937,340
127,500	MORGANS HOTEL GROUP	594,150
40,589	NBTY INC	635,218
10,672	NUCOR CORP	493,046
32,135	NYSE EURONEXT	879,856
38,800	OLD DOMINION FREIGHT LINE	1,104,248
96,900	OMNITURE INC	1,031,016
71,746	PEABODY ENERGY CORP	1,632,222
14,100	PEDIATRIX MEDICAL GROUP	446,970
21,000	PENN VIRGINIA CORP.	545,580
31,256	PENNEY (J.C.) CO INC	615,743
316,404	PEOPLES UNITED FIN INC	5,641,483
1,700	PEPSICO INC	93,109
62,359	PERRIGO CO	2,014,819
36,600	PETSMART INC	675,270
91,600	PHASE FORWARD INC	1,146,832
41,800	PROGRESS SOFTWARE CORP	805,068
900	PRUDENTIAL FINANCIAL INC	27,234
56,000	PSS WORLD MEDICAL INC	1,053,920
36,300	PSYCHIATRIC SOLUTIONS INC	1,010,955
62,800	QUEST SOFTWARE INC	790,652
188,570	RAYTHEON CO	9,624,613
19,600	REINSURANCE GROUP OF AMER	839,272
752,950	SAKS INC	3,297,921
158,819	SCIENTIFIC GAMES CL A	2,785,685
29,346	SEARS HOLDINGS CORP	1,140,679
41,100	SELECTIVE INSURANCE GROUP	942,423
291,821	SOLUTIA INC	1,313,195
196,127	ST JOE COMPANY	4,769,809

EIN: #13-4099534
Plan: #336

Time Warner Savings Plan

Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)

Shares or Units	Description of Investment	Current Value
	Other Common Stocks (continued)	
90,521	STARWOOD HTLS & RESRT WRL	$ 1,620,326
26,117	STATE STREET CORP	1,027,182
230,048	SUNTRUST BANKS INC	6,795,618
92,000	TESSERA TECHNOLOGIES INC	1,092,960
62,624	TEXAS INSTRUMENTS INC	971,924
70,640	TIMKEN CO	1,386,663
106,700	TWEEN BRANDS INC	460,944
103,615	UNITEDHEALTH GROUP INC	2,756,159
414,375	US BANCORP DEL	10,363,519
89,200	UTI WORLDWIDE INC	1,279,128
208,225	VAIL RESORTS INC	5,538,785
29,800	VARIAN SEMICONDCT EQP ASS	539,976
48,800	VCA ANTECH INC	970,144
255,598	VESTAS WIND SYSTEMS AS	14,557,498
237,097	VISA INC CL A	12,435,738
44,400	WASTE CONNECTIONS INC	1,401,708
658,757	WELLS FARGO & CO	19,420,156
87,544	WENDYS/ ARBYS GROUP INC	432,467
49,900	WRIGHT MED GROUP INC	1,019,457
113,256	WYNN RESORTS LTD	4,786,198
107,389	YAHOO INC	1,310,145
26,698	ZIONS BANCORP	654,367
	Total Other Common Stocks	**440,996,693**
	Preferred Stocks	
800	FNMA 7/10YR CMT+237.5 PFD	600
17,900	FNMA 8.250% PFD S	14,857
25,550	FREDDIE MAC 8.375% PREF	9,965
	Total Preferred Stocks	**25,422**
	Synthetic Investment Contracts	
	CASH	141,735
29,333,710	COLCHESTER STREET TRUST MONEY MARKET PORTFOLIO CLASS I	29,333,710
643,000	ANZ NATL INTL 6.200% 7/19/13 144A	640,413
453,000	AT&T WIRELESS 7.875% 3/01/11	480,856

Shares or Units	Description of Investment		Current Value
	Synthetic Investment Contracts (continued)		
483,000	AT&T WIRE GLBL 8.125% 5/1/12 DT	$	524,495
502,000	AXA FINL INC 7.750% 8/01/10		516,145
1,980	ACE 03-HS1 M1 1ML+75 6/25/33		1,376
2,514,000	ABCMT 07-A2 A2 5.000% 3/20/13		1,939,621
1,012,000	ABCMT 07-B2 B 5.500% 6/20/13		507,701
761,000	AMERICA MOVIL 4.125% 3/1/09		774,775
180,008	AMCAR 04-DF A4 3.430% 7/6/11		162,461
445,974	AMCAR 05-CF A4 4.630% 6/6/12		390,107
61,000	AMCAR 06-1 B 5.200% 3/6/11		59,917
365,000	AMCAR 06-1 C 5.280% 11/6/11		326,643
217,000	APART 07-1 B 5.350% 3/8/11		163,492
133,000	APART 07-1 C 5.430% 2/28/14		95,580
456,000	APART 07-2M A3A 5.220% 4/8/10		385,547
664,270	AMCAR 06-BG A4 5.210% 9/6/13		516,590
1,571,000	AMGEN INC GLBL 4.000% 11/18/09		1,577,210
270,072	ARSI 04-W11 M2 1ML+70 11/25/34		149,200
477,000	AVON PRODUCTS 4.800% 3/01/13		462,987
327,000	BB&T CORP GLBL 6.500% 8/01/11		339,842
392,000	BHP BILLITON 5.125% 3/29/12		373,837
445,000	BALTIMORE G&E 6.125% 7/01/13		425,746
209,723	BACM 00-2 A2 7.197% 9/15/32		210,130
652,239	BACM 05-1 A3 4.877% 11/10/42		614,500
368,105	BACM 2003-2 A2 4.342% 3/11/41		356,099
749,355	BACM 05-3 A2 CSTR 7/10/43		690,564
7,067,565	BACM 05-3 XP CSTR 7/10/43		67,977
353,756	BACM 04-4 A3 4.128% 7/10/42		348,337
140,826	BACM 05-4 A1 4.432% 7/10/45		138,334
3,830,354	BACM 05-4 XP CSTR 7/10/45		21,017
494,014	BACM 05-5 A1 4.716% 8/10/10		480,776
14,544,104	BACM 05-5 XP CSTR 10/10/45		39,455
1,368,287	BACM 05-6 A1 5.001% 9/10/47		1,332,893
248,434	BOAMS 04-J 2A1 CSTR 11/25/34		202,205
536,340	BOAMS 05-E 2A7 CSTR 6/25/35		301,692
12,725,970	BACM 06-6 XP CSTR 10/10/45		177,374
130,293	BACM 2006-4 A1 CSTR 5/10/11		124,950

EIN: #13-4099534
Plan: #336

Time Warner Savings Plan

Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)

Shares or Units	Description of Investment		Current Value
	Synthetic Investment Contracts (continued)		
21,545,407	BACM 2006-4 XP CSTR 7/10/46	$	290,370
226,534	BACM 06-5 A1 5.185% 7/10/11		214,937
8,298,297	BACM 2006-5 XP 0.832% 9/10/47		156,965
2,404,000	BANKAMER 7.800% 2/15/10 GLBL		2,533,832
137,000	BANK OF NEW YORK MELLON 4.950% 1/14/11		142,086
580,000	BANK NY MELLON GLB 4.950% 11/1/12		593,640
563,000	BANK ONE CORP 7.875% 8/01/10		608,582
951,000	BOIT 04-B2 B2 4.370% 4/15/12		841,098
590,000	BNK OF TOKYO MIT GL 8.400% 4/15/10		622,692
18,426	BAYC 04-3 M2 1ML+100 1/25/35		10,278
64,383	BAYC 2007-4A M1 1ML+95 9/25/37		28,005
64,383	BAYC 2007-4A M2 1ML+105 9/25/37		25,450
170,156	BAYC 2007-4A M4 1ML+160 9/25/37		59,130
170,156	BAYC 2007-4A M5 1ML+175 9/25/37		53,639
170,156	BAYC 2007-4A M6 1ML+195 9/25/37		49,374
288,552	BSCMS 05-PWR9 A1 4.498% 9/11/42		282,042
350,144	BSCMS 05-T20 A1 4.940% 10/12/42		344,139
324,148	BSCMS 2006-T22 A1 CSTR 5.415% 4/12/38		313,886
547,752	BSCMS 2006-PW12 A2 5.688% 9/11/38		465,661
7,605,588	BSCMS 06-PW13 X2 CSTR 9/11/41		112,642
597,561	BSCMS 06-T24 A1 CSTR 10/12//41		558,874
7,144,926	BSCMS 2006-T24 X2 CSTR 10/12/41		102,775
29,048,636	BSCMS 06-PW14 X2 CSTR 12/1/38		633,443
603,635	BSCMS 07-PW17 A1 5.282% 6/11/50		552,298
57,354	BSCMS 07-PW15 A1 5.016% 2/11/44		52,894
24,068,396	BSCMS 2007-PW15 X2 CSTR 2/11/44		295,666
22,076,246	BSCMS 07-T26 X2 CSTR 1/12/45		118,598
266,000	BEAR STEARNS CO INC 5.350% 2/1/12		266,911
734,000	BEAR STEARNS CO 4.245% 1/7/10		726,773
148,000	BEAR STEARNS 5.850% 7/19/10		153,402
260,131	BSCMS 2007-T28 A1 5.422% 9/11/42		239,164
68,647,582	BSCMS 07-T28 X2 CSTR 9/11/42		534,325
449,000	BELLSOUTH GLBL 4.200% 9/15/09 DT		456,314
1,300,000	BRHEA 05-4 A5 4.910% 12/1/40		1,223,064
1,700,000	BRHEA 06-A A2R 5.030% 12/1/41		1,599,425

EIN: #13-4099534
Plan: #336

Time Warner Savings Plan

Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)

Shares or Units	Description of Investment	Current Value
	Synthetic Investment Contracts (continued)	
852,000	BRITISH G STEP 8.625% 12/15/10 DT	$ 879,718
515,222	CD 06-CD2 A1 5.302% 1/15/46	497,858
969,977	CITEC 06-VT2 A4 5.050% 4/20/14	940,968
205,407	CNH 05-B B 4.570% 7/16/12	178,907
2,012,227	COMM 05-C6 A2 CSTR 6/10/44	1,874,860
7,580,673	COMM 05-C6 XP CSTR 6/10/44	33,588
479,000	CNH 06-B B 5.360% 6/17/13	347,397
136,054	CPS 06-C A3 5.140% 115/11	130,410
403,000	CPS 07-B A3 5.470% 11/15/11	354,170
341,998	CPS 2007-C A3 5.450% 5/15/12 144A	289,624
312,000	CWHL 05-HYB3 2A6B CSTR 6/20/35	126,517
399,000	CARAT 07-1 B 5.150% 9/17/12	281,024
194,000	CARAT 07-SN1 B 5.520% 3/15/11	126,576
114,000	CARAT 07-SN1 C 5.730% 3/15/11	80,090
190,000	CARAT 06-1 B 5.260% 10/15/10	182,161
601,178	CARAT 2006-SN1A A4A 5.320% 3/20/10	593,231
295,157	COAFT 05-BSS C 4.480% 12/15/10	289,473
1,003,026	COAFT 05-C A4A 4.710% 6/15/12	852,577
601,000	COMET 04-B6 B6 4.155% 7/16/12	531,022
643,000	COMET 2006-A6 A6 5.300% 2/18/14	581,927
4,021,000	COMET 07-B3 B3 5.050% 3/15/13	3,096,796
1,221,000	COMET 07-B5 B5 5.400% 5/15/13	918,339
1,415,000	COPAR 06-1 B 5.130% 1/15/13	1,241,772
426,000	COPAR 06-2 A4 4.940% 7/15/12	408,209
380,000	COPAR 2007-1 B1 5.760% 12/15/13	321,260
1,773,000	CARGILL INC 6.375% 6/1/12 144A	1,735,775
53,840	CFAT 2006-A A3 5.570% 5/25/10	53,882
1,487,000	CFAT 2006-A A4 5.620% 8/25/11	1,488,355
24,107,301	CD 06-CD3 XP CSTR 10/15/48	360,529
400,517	CMAOT 06-B B 5.240% 4/15/14	381,789
76,183	CHASE 07-A2 2A1 CSTR 7/25/37	61,980
734,000	CITIGROUP 6.500% 1/18/11	758,822
1,499,000	CITIGROUP INC 5.300% 10/17/12	1,460,956
2,533,000	CCCIT 06-B2 B2 5.150% 3/7/11	2,510,194
1,655,000	CCCIT 07-B2 B2 5.000% 4/2/12	1,391,005

Time Warner Savings Plan

Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year) (continued)

Shares or Units	Description of Investment		Current Value
	Synthetic Investment Contracts (continued)		
1,336,000	CCCIT 07-A5 A5 5.500% 6/22/12	$	1,301,724
1,232,000	CCCIT 07-B6 B6 5.000% 11/8/12		933,783
598,080	CMLTI 2004-UST1 A4 CSTR 8/25/34		470,232
260,424	CWCI 07-C2 A1 CSTR 9/15/11		241,998
331,712	COMM 06-C8 A1 5.110% 12/10/46		320,376
29,281,335	COMM 06-C8 XP CSTR 12/10/46		446,832
3,691,664	COMM 05-LP5 XP CSTR 5/10/43		25,426
306,636	GCCFC 2006-GG7 A1 5.7435% 710//38		298,321
280,184	GCCFC 07-GG9 A1 5.233% 03/10/39		264,860
35,140,615	GCCFC 07-GG11 XP 0.480% 12/10/49		506,020
426,000	CONSTELATION EN 6.125% 9/01/09		430,282
293,000	COUNTRYWIDE MTN 4.125% 9/15/09		293,125
1,388,000	COVIDIEN INT 5.150% 10/15/10		1,399,167
331,000	COVIDIEN INT GLB 5.450% 10/15/12		327,649
50,260	CPS 2006-B A3 5.730% 6/15/16		50,356
681,143	CPS 06-D A3 5.157% 05/15/11		649,712
1,027,000	CPS 06-D A4 5.115% 08/15/13		778,926
1,891,000	CREDIT SUISSE NY 5.000% 5/15/13		1,832,038
360,653	CSFB 2002-CP5 A1 4.106% 12/15/35		336,116
348,642	CSFB 03-C5 A3 4.429% 12/15/36		328,598
266,234	CSFB 04-C1 A3 4.321% 1/15/37		252,432
192,957	CSMC 07-C3 A1 CSTR 5.664% 6/15/39		181,111
1,131,381	CSMC 06-C5 A1 5.297% 12/15/39		1,080,503
17,757,786	CSMC 06-C5 ASP CSTR 12/15/39		398,219
36,993,350	CSMC 06-C4 ASP CSTR 9/15/39		719,107
196,971	CSMC 07-C1 A1 5.227% 2/15/40		185,692
31,063,424	CSMC 07-C1 ASP CSTR 2/15/40		449,044
164,798	CSMC 07-C2 A1 5.237% 1/15/49		154,411
1,978,000	DBS BK LTD 5.125% VAR 5/16/17 144A		1,811,979
1,792,000	DAIMLERCHRYSLER 5.750% 8/10/09		1,747,612
1,202,000	DCAT 06-A B 5.140% 9/8/12		1,064,004
730,000	DCAT 2006-C B 5.110% 4/8/13		589,316
380,000	JOHN DEERE CAP 4.875% 3/16/09		386,637
1,491,000	DEUTSCHE TEL 5.375% 3/23/11		1,496,739
555,000	DIAGEO CPTL GLB 5.200% 1/30/13		558,236

EIN: #13-4099534
Plan: #336

Time Warner Savings Plan

Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)

Shares or Units	Description of Investment	Current Value
	Synthetic Investment Contracts (continued)	
1,297,000	DONNELLEY RR 3.750% 4/1/09	$ 1,284,602
319,373	DRVT 2006-A A3 5.501% 11/15/11	288,497
251,000	DUPONT 5.000% 1/15/13	259,058
658,000	DUPONT EI NEMOUR 5.000% 7/15/13	675,942
1,004,000	EDP FINANCE BV 5.375% 11/2/12 144A	932,115
270,000	ERP OPERAT LP 5.500% 10/1/12	217,229
99,000	ENCANA CORP 4.600% 8/15/09	99,140
1,293,000	ENEL FIN INTL 5.700% 1/15/13 144A	1,224,349
635,000	EXELON GEN GLBL 6.950% 6/15/11	618,355
9,569	FHLM ARM 6.095% 3/1/33 #847126	9,769
605,485	FHLM ARM 4.696% 11/1/35 #1B2428	612,910
48,428	FHLM ARM 4.315% 12/1/34 #1B2670	48,873
382,952	FHLM ARM 4.246% 2/1/35 #1B2747	387,181
242,117	FHLM ARM 4.633% 3/1/35 #1B2811	245,793
336,059	FHLM ARM 4.481% 4/1/35 #1B2869	340,012
27,278	FHLM ARM 4.275% 6/1/35 #1B2907	27,868
97,903	FHLM ARM 4.586% 1/1/36 #847584	98,682
91,824	FHLM ARM 5.055% 8/1/35 #1J0005	93,151
1,976,827	FHLG 15YR 5.000% 3/1/19 #G13052	2,047,989
76,933	FHLM ARM 4.522% 2/1/35 #1G0068	77,682
132,464	FHLM ARM 4.361% 2/1/35 #1G0103	133,354
58,507	FHLM ARM 4.322% 3/1/35 #1G0125	59,004
47,242	FHLM ARM 4.407% 31//35 #1G0133	47,616
34,336	FHLM ARM 4.471% 3/1/35 #1G0145	34,609
224,782	FHLM ARM 4.840% 11/1/35 #1J1228	230,267
209,365	FHLM ARM 5.117% 1/1/36 #1J1274	214,722
435,954	FHLM ARM 5.830% 4/1/36 #1J1279	445,881
281,811	FHLM ARM 4.921% 9/1/35 #1K1215	285,568
76,695	FHLM ARM 5.694% 10/1/35 #1N0063	78,178
338,583	FHLM ARM 5.341% 12/1/35 #1N0106	344,722
324,371	FHLM ARM 4,705% 12/1/35 #1N0117	323,299
346,502	FHLM ARM 5.761% 1/1/37 #1N1446	352,616
148,945	FHLM ARM 5.811% 1/1/36 #1H2593	151,942
171,483	FHLM ARM 5.282% 8/1/36 #1B7241	175,455
605,175	FHLM ARM 5.845% 1/1/36 #1G1803	618,980

Time Warner Savings Plan

Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year) (continued)

Shares or Units	Description of Investment		Current Value
	Synthetic Investment Contracts (continued)		
159,991	FHLM ARM 5.294% 6/1/35 #1L0097	$	162,636
341,591	FHLM ARM 4.829% 11/1/35 #1Q0166		345,504
712,966	FHLG 15YR 5.500% 4/1/18 #G11389		739,349
114,677	FHR 2290 C 6.000% 2/15/31		117,963
199,185	FHR 2313 C 6.000% 5/15/31		205,932
144,455	FHR 2417 EH 6.000% 2/15/17		149,943
246,135	FHR 2394 KD 6.000% 12/15/16		255,668
27,046	FHLM ARM 3.456% 2/1/34 #781229		26,735
222,190	FHLM ARM 4.309% 11/1/34 #782877		222,194
52,342	FHLM ARM 4.232% 1/1/35 #782988		51,920
210,368	FHLM ARM 4.620% 2/1/35 #783028		211,628
51,400	FHLM ARM 5.526% 2/1/35 #783032		51,205
23,033	FHLM ARM 5.288% 3/1/35 #783067		22,847
357,852	FHLM ARM 4.422% 4/1/35 #783096		359,955
424,891	FHLM ARM 4.745% 4/1/35 #783104		428,957
12,172,000	FNMA DN 0.000% 9/25/09		12,122,533
1,940,000	FNMA 5.000% 10/15/11		2,139,732
54,853	FNMA 20YR 5.500% 10/1/22 #254522		56,572
45	FNMA 15YR 7.000% 7/1/09 #289090		45
4,627	FNMA 15YR 7.000% 3/1/12 #349639		4,729
7,970	FNMA 15YR 7.000% 5/1/15 #495848		8,321
15,979	FNMA 15YR 7.000% 1/1/16 #535662		16,695
34,050	FNMA ARM 4.167% 8/1/33 #555696		33,687
237,126	FNMA ARM 4.380% 7/1/33 #555702		239,359
141,067	FNMA ARM 4.778% 7/1/36 #555923		140,466
13,495	FNMA 15YR 7.000% 3/1/17 #633169		14,154
209,680	FNR 2002-56 MC 5.500% 9/25/17		215,275
230,346	FHR 2508 UL 5.000% 12/15/16		235,773
730,336	FNR 03-83 TH 4.500% 11/25/16		749,552
559,009	FNR 03-123 AB 4.000% 10/25/16		564,609
31,434	FNR 2004-3 BA 4.000% 7/25/17		31,738
272,217	FHR 2626 NA 5.000% 6/15/23		277,819
275,281	FHR 2667 PC 3.800% 1/15/18		277,709
336,869	FHR 2677 LC 4.500% 6/15/15		341,159
749,355	FHR 2763 PD 4.500% 12/15/17		768,194

EIN: #13-4099534
Plan: #336

Time Warner Savings Plan

Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)

Shares or Units	Description of Investment	Current Value
	Synthetic Investment Contracts (continued)	
468,310	FHR 2786 GA 4.000% 8/15/17	$ 473,285
1,152,561	FHR 2780 QD 4.500% 3/15/18	1,183,678
363,724	FHR 2970 YA 5.000% 9/15/18	372,766
675,728	FHR 3077 GA 4.500% 8/15/19	688,491
10,476,000	FNMA 3.625% 2/12/13	11,233,577
11,912,000	FNMA 3.625% 8/15/11	12,788,621
751,616	FNMA ARM 4.144% 4/1/33 #688960	752,441
12,378	FNMA ARM 4.303% 3/1/33 #694530	12,501
36,042	FNMA ARM 4.623% 2/1/33 #695019	36,007
14,653	FNMA ARM 5.995% 3/1/33 #701296	14,842
4,066	FNMA ARM 4.291% 5/1/33 #703915	4,118
4,197	FNMA ARM 4.634% 4/1/33 #708221	4,255
506,396	FNMA ARM 4.562% 6/1/33 #712321	514,341
331,695	FNMA ARM 4.722% 4/1/33 #713937	332,523
29,197	FNMA ARM 4.437% 1/1/34 #725109	29,013
77,853	FNMA ARM 4.871% 9/1/34 #725855	78,698
37,096	FNMA ARM 4.704% 8/1/34 #725858	36,980
295,930	FNMA ARM 4.423% 10/1/34 #725968	298,362
832,629	FNMA 15YR 4.000% 9/1/18 #734729	848,100
59,592	FNMA ARM 4.765% 8/1/33 #735030	59,956
5,853	FNMA ARM 5.496% 2/1/35 #735343	5,916
27,966	FNMA 15YR 7.000% 11/1/18 #735420	28,267
18,901	FNMA ARM 5.141% 5/1/35 #735538	19,445
211,386	FNMA ARM 4.688% 7/1/35 #735942	214,277
100,990	FNMA ARM 4.786% 10/1/35 #745060	101,792
206,937	FNMA ARM 5.012% 11/1/35 #745124	210,318
331,844	FNMA ARM 5.467% 4/1/36 #745672	338,496
272,807	FNMA ARM 5.446% 5/1/36 #745676	277,829
218,457	FNMA ARM 4.723% 9/1/35 #745773	220,430
261,420	FNMA ARM 5.510% 11/1/36 #745972	264,976
35,700	FNMA ARM 4.548% 10/1/33 #746320	35,697
20,836	FNMA ARM 5.160% 10/1/18 #749296	21,070
19,931	FNMA ARM 4.651% 10/1/33 #754672	19,939
56,976	FNMA ARM 4.600% 10/1/33 #755148	56,580
278,880	FNMA ARM 4.290% 2/1/35 #773246	281,002

Time Warner Savings Plan

Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year) (continued)

Shares or Units	Description of Investment		Current Value
	Synthetic Investment Contracts (continued)		
155,429	FNMA ARM 4.345% 3/1/35 #773264	$	156,748
46,178	FNMA ARM 4.432% 3/1/35 #773281		46,625
32,978	FNMA 15YR 7.000% 8/1/14 #783427		34,370
55,059	FNMA ARM 4.340% 1/1/35 #783580		55,592
101,256	FNMA ARM 4.481% 3/1/35 #783587		101,668
152,379	FNMA ARM 4.935% 7/1/34 #785318		153,978
107,030	FNMA ARM 4.852% 8/1/34 #790089		107,534
615,183	FNMA ARM 4.757% 9/1/34 #790759		620,355
42,750	FNMA ARM 5.089% 9/1/34 #790762		43,020
195,362	FNMA ARM 4.832% 8/1/34 #793420		197,846
115,025	FNMA ARM 4.767% 9/1/34 #794244		115,986
89,387	FNMA ARM 4.790% 9/1/34 #794465		90,107
238,633	FNMA ARM 4.686% 10/1/34 #794794		239,269
145,880	FNMA ARM 4.948% 8/1/34 #796988		146,447
55,961	FNMA ARM 4.171% 1/1/35 #797418		56,310
82,179	FNMA ARM 4.543% 11/1/34 #799727		82,421
114,490	FNMA ARM 4.806% 11/1/34 #799812		115,321
63,447	FNMA ARM 4.690% 12/1/34 #800297		63,819
27,686	FNMA ARM 4.742% 12/1/34 #800335		27,850
547,347	FNMA ARM 5.003% 9/1/34 #801341		550,436
24,570	FNMA ARM 4.946% 7/1/34 #801635		24,711
96,787	FNMA ARM 4.469% 12/1/34 #802695		97,618
20,000	FNMA ARM 4.792% 1/1/35 #807221		20,388
437,412	FNMA ARM 4.470% 2/1/35 #809429		441,431
341,021	FNMA ARM 4.376% 2/1/35 #809593		344,143
76,496	FNMA ARM 4.580% 2/1/35 #809931		77,330
17,451	FNMA ARM 6.192% 2/1/35 #811803		17,787
303,300	FNMA ARM 4.853% 1/1/35 #813844		305,563
16,763	FNMA ARM 5.198% 3/1/35 #815586		16,685
84,598	FNMA ARM 4.744% 5/1/35 #815626		85,571
6,669	FNMA ARM 5.046% 3/1/35 #816322		6,716
9,920	FNMA ARM 4.747% 4/1/35 #820407		10,130
25,370	FNMA ARM 4.423% 5/1/35 #820996		25,857
81,488	FNMA ARM 4.263% 7/1/35 #822002		82,809
93,649	FNMA ARM 5.159% 6/1/35 #823810		95,772

EIN: #13-4099534
Plan: #336

Time Warner Savings Plan

Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year) (continued)

Shares or Units	Description of Investment		Current Value
	Synthetic Investment Contracts (continued)		
234,647	FNMA ARM 4.990% 6/1/35 #825388	$	238,357
116,784	FNMA ARM 4.784% 8/1/35 #825485		118,677
814,353	FNMA ARM 4.576% 7/1/35 #826362		825,042
41,892	FNMA ARM 4.205% 1/1/35 #827592		41,453
119,157	FNMA ARM 4.980% 5/1/35 #827782		119,435
72,757	FNMA ARM 4.405% 8/1/35 #829603		72,363
96,831	FNMA ARM 5.193% 6/1/35 #830605		97,249
84,254	FNMA ARM 4.318% 7/1/35 #832099		85,725
1,506,364	FNMA ARM 4.699% 8/1/35 #834548		1,534,023
350,291	FNMA ARM 4.662% 7/1/35 #834571		354,978
17,059	FNMA ARM 4.603% 7/1/35 #834917		17,111
572,443	FNMA ARM 5.053% 7/1/35 #834931		581,562
255,977	FNMA ARM 4.923% 7/1/35 #841837		258,521
46,262	FNMA ARM 5.310% 12/1/34 #843013		46,620
15,423	FNMA ARM 5.185% 3/1/35 #843014		15,590
815,741	FNMA ARM 5.157% 9/1/35 #843021		830,858
1,268,852	FNMA ARM 5.156% 9/1/35 #843028		1,292,373
319,830	FNMA ARM 4.701% 11/1/35 #844061		324,231
336,249	FNMA ARM 5.222% 12/1/35 #846701		342,200
97,651	FNMA ARM 4.649% 10/1/35 #847787		99,108
360,005	FNMA ARM 5.296% 1/1/36 #850852		369,372
53,683	FNMA ARM 4.810% 2/1/36 #865319		53,900
312,855	FNMA ARM 5.759% 1/1/36 #879146		320,008
222,329	FNMA ARM 5.379% 11/1/35 #879153		226,617
136,652	FNMA ARM 5.795% 3/1/36 #881670		140,086
512,551	FNMA ARM 5.752% 3/1/36 #881956		524,893
41,439	FNMA ARM 6.243% 6/1/36 #886983		42,001
711,255	FNMA ARM 4.552% 5/1/35 #888115		720,318
491,965	FNMA ARM 4.919% 7/1/35 #888382		500,222
1,028,840	FNMA ARM 5.142% 9/1/36 #888398		1,042,484
1,780,995	FNMA 15YR 4.500% 12/1/18 #888889		1,836,796
328,783	FNMA ARM 4.361% 10/1/37 #889704		333,000
305,006	FNMA ARM 5.042% 3/1/37 #889945		308,648
384,537	FNMA ARM 4.175% 5/1/35 #889946		382,318
588,577	FNMA ARM 5.557% 5/1/36 #891228		605,437

EIN: #13-4099534
Plan: #336

Time Warner Savings Plan

Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)

Shares or Units	Description of Investment	Current Value
	Synthetic Investment Contracts (continued)	
127,356	FNMA ARM 5.241% 5/1/36 #896468	$ 130,120
242,749	FNMA ARM 5.125% 5/1/36 #896475	250,264
4,263,805	FNMA ARM 4.893% 2/1/36 #995015	4,330,489
700,422	FNMA ARM 4.594% 7/1/35 #995016	709,083
503,598	FNMA ARM 4.455% 2/1/35 #995017	509,278
3,008,448	FNMA ARM 4.987% 7/1/35 #995269	3,043,514
749,349	FNMA ARM 4.785% 2/1/36 #995271	761,236
47,011	FNMA ARM 4.898% 5/1/35 #995272	47,555
206,796	FNMA ARM 4.667% 7/1/35 #995273	208,619
11,619	FNMA ARM 4.765% 2/1/34 #995274	11,745
723,000	FLEETBOSTON FIN 7.375% 12/1/09	741,531
650,000	FORDO 2006-B B 5.430% 2/15/12	456,569
390,000	FORDO 2006-C B 5.300% 6/15/12	276,295
230,000	FORDO 07-A B 5.600% 10/15/12	161,572
118,000	FRNK 06-1 B1 5.140% 7/21/14	96,536
418,000	FRNK 07-1 B 5.130% 216/15	314,661
1,134,000	GEMNT 07-1 B 4.950% 3/15/13	796,295
4,032,000	GEMNT 2007-3 A2 5.400% 6/15/13	2,993,357
1,202,000	GEMNT 2007-3 B 5.490% 6/15/13	844,333
19,452,208	GECMC 07-C1 XP CSTR 12/10/49	152,279
232,034	GMACC 04-C2 A2 CSTR 8/10/38	223,080
3,290,174	GMACC 05-C1 X2 CSTR 5/10/43	42,252
8,036,984	GMACC 06-C1 XP CSTR 11/10/45	41,211
255,186	GSR 05-AR2 2A1 CSTR 4/25/35	203,737
9,198	GSALT 05-1 B 4.620% 11/15/13	8,950
533,000	GE CAP CP MTN 7.500% 6/15/09	543,234
582,000	GEN ELEC CAP GLB 4.250% 9/13/10	591,476
1,937,000	GE CAP 5.200% 2/01/11	2,003,777
768,000	GLAXOSMTH KLINE 4.850% 5/15/13	775,107
12,939	GNR 02-35 C CSTR 10/16/23	13,176
57,626	GPMH 01-1 IA 1ML+34 4/20/32	56,562
537,457	GCCFC 03-C1 A2 3.285% 7/5/35	513,120
505,910	GCCFC 04-GG1 A4 4.755% 6/10/36	493,067
1,038,000	GSALT 07-1 A3 5.390% 12/15/11	1,014,588
171,078	GSALT 07-1 B 5.530% 12/15/14	156,863

Time Warner Savings Plan

Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year) (continued)

Shares or Units	Description of Investment		Current Value
	Synthetic Investment Contracts (continued)		
400,000	HBOS PLC 5.625% 7/20/09 144A	$	406,244
677,000	HAT 2006-2 A4 5.670% 6/17/13		650,739
165,000	HMPT 99-HMTA B 7.300% 8/3/15		168,509
1,409,000	HOUSEHOLD FIN CO 4.750% 5/15/09		1,417,026
1,006,000	HOUSEHOLD MTN 4.125% 11/16/09		1,001,927
609,000	HAT 05-2 A4 4.550% 7/17/12		592,278
467,764	HAT 07-1 A3 5.30% 11/11/11		468,034
718,924	HAT 07-1 A4 5.330% 11/18/13		685,795
225,000	HUTCHISON WH 5.450% 11/24/10 144		227,988
8,951	HART 05-A C 4.22-% 2/15/12		8,629
34,365	HART 06-1 B 5.290% 11/15/12		33,711
45,069	HART 06-1 C 5.340% 1115/12		44,336
247,000	HART 2006-B C 5.250% 5/15/13		231,716
2,085,000	JP MORGAN CS GLB6.75 2/1/11 DT		2,196,126
262,000	JPMORGAN CHASE 4.891% /VAR 9/1/15		267,526
1,267,000	JPMORGAN CHASE 4.750% 5/1/13		1,260,267
216,803	JPMCC 2001-C1 A2 5.464% 10/12/35		214,379
741,747	JPMCC 04-CB9 A2 CSTR 6/12/41		700,545
19,831,609	JPMCC 05-LDP4 X2 CSTR 10/15/42		117,036
387,838	JPMCC 2006-LDP9 A1 CSTR 5/15/47		367,650
140,665	JPMMT 07-A1 1A1 CSTR 7/25/35		104,971
185,030	JPMCC 07-LDP10 A-1 5.122% 1/15/49		174,116
292,895	JPMCC 07-LDP10 BS CSTR 1/15/49		56,977
125,526	JPMCC 07-LDP10 CS CSTR 1/15/49		21,911
434,000	JACKSON NATL 5.375% 5/8/13 144		395,648
772,000	JPMRT 2006-A A4 5.140% 12/15/14		738,269
135,797	JPMART 2006-A B 5.360% 12/15/14		130,022
293,000	KEYSPAN CORP 7.625% 11/15/10		307,920
345,000	KOREA DEV BANK 3.875% 3/02/09		348,438
95,000	KRAFT FOODS 4.125% 11/12/09		95,679
1,004,000	KRAFT FOODS INC 5.625% 8/11/10		1,030,444
162,306	LBUBS 07-C1 A1 CSTR 2/15/40		154,081
4,130,894	LBUBS 07-C1 XCP CSTR 2/15/40 IO		69,607
260,771	LBUBS 2006-C6 A1 5.230% 9/15/39		248,359
115,746	LBUBS 2006-C7 A1 5.279% 11/15/38		109,714

EIN: #13-4099534
Plan: #336

Time Warner Savings Plan

Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)

Shares or Units	Description of Investment		Current Value
	Synthetic Investment Contracts (continued)		
146,899	LBUBS 07-C2 A1 5.226% 2/15/40	$	139,016
18,232,800	LBUBS 07-C2 XCP CSTR 2/15/40		315,290
484,359	LBUBS 00-C3 A2 7.950% 1/15/10		488,592
235,147	LBUBS 00-C5 A2 6.510% 12/15/26		232,448
1,505,557	LBUBS 2000-C5 E 7.290% 12/15/32		1,372,741
361,364	LBUBS 2001-C3 B 6.512% 6/15/36		352,179
361,364	LBUBS 04-C6 A2 4.187% 8/15/29		355,333
13,402,799	LBUBS 02-C7 XCP CSTR 1/15/36		131,299
24,738,594	LBUBS 04-C1 XCP 1.0542 1/17/34		359,253
22,677,045	LBUBS 05-C5 XCP CSTR 9/15/40		231,296
25,166,750	LBUBS 05-C7 XCP CSTR 11/15/40		142,323
22,336,443	LBUBS 206-C1A XCP CSTR 2/15/41		221,613
206,003	LBUBS 2006-C3 A1 5.478% 3/15/39		199,696
852,000	MILT 05-1 B 5.020% 7/20/12		734,445
453,000	MBNA CAPITAL 8.278% 12/01/26		379,082
165,031	MLCFC 07-6 A1 5.175% 3/12/51		156,413
44,354,968	MLCFC 2006-4 XP CSTR 12/12/49		950,726
1,651,000	MANUFTRS & TRD 2.935% VAR 4/1/13		1,323,204
669,000	AMERITECH CAP 6.25% 5/18/09 EC		702,619
215,699	MVCOT 06-2A A 5.362% 10/20/28		154,409
47,644	MVCOT 06-2A B 5.442% 10/20/28		38,029
21,656	MVCOT 06-2A C 5.691% 10/20/28		15,829
51,213	MALT 04-3 3A1 6.000% 4/25/34		40,170
346,000	MERRILL LYNCH CO 6.150% 4/25/13		346,749
487,000	MERRILL LYNCH MTN 4.125% 1/15/09		496,054
1,220,179	MLMT 04-MKB1 A2 4.353% 2/12/42		1,178,935
1,584,098	MLMT 05-MKB2 XP CSTR 9/12/42		9,655
3,224,794	MLMT 05-MCP1 XP CSTR 6/12/43		52,452
958,566	MLMT 06-C1 A3 CSTR 5/15/39		730,560
2,206,000	MET LIFE GLBL 4.500% 5/5/10 144A		2,131,726
959,000	MET LIFE GBL 3ML+75 6/25/10 144		861,882
917,000	MIDAMERICAN ENRG 5.650% 7/15/12		942,409
261,271	MLCFC 07-8 A1 4.622% 8/12/49		239,861
199,000	MONUMENTAL GLBL 5.500% 4/22/13 144A		189,836
320,000	MSTDW GLBL 6.750% 4/15/11		319,416

EIN: #13-4099534
Plan: #336

Time Warner Savings Plan

Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)

Shares or Units	Description of Investment		Current Value
	Synthetic Investment Contracts (continued)		
297,672	MSC 2004-T15 A1 4.130% 6/13/41	$	296,956
173,629	MSC 04-HQ3 A2 4.050% 1/13/41		165,652
3,075,016	MSC 05-TOP17 X2 CSTR 12/13/41		49,974
3,424,504	MSC 05-HQ5 X2 CSTR 1/14/42		20,963
1,681,192	MSC 06-T21 A1 4.925% 10/12/52		1,578,642
86,826	MSDWC 01-PPM A3 6.540% 2/15/31		83,259
196,574	MSC 2006-T23 A1 5.682% 8/12/41		187,771
657,880	MSC 2006-HQ9 A1 5.490% 7/20/44		626,247
16,026,944	MSC 2006-HQ10 X2 CSTR 11/1/41		234,630
279,062	MSC 2007-HQ11 A1 CSTR 2/20/44		262,163
282,839	MSC 07-IQ13 A1 5.050% 3/15/44		261,037
750,000	NATL AUST BK 5.350% 6/12/13 144		724,975
1,286,000	NCSLT 2007-2 AIO 6.700% 7/25/12		273,849
4,633,000	NCSLT 2006-2 AIO 6.000% 8/25/11		467,933
228,230	NCSLT 05-1 AIO 6.750% 12/25/09		14,664
311,914	NCSLT 05-2 AIO 7.730% 3/25/12		28,106
1,103,111	NCSLT 06-1 A-IO 5.500% 4/25/11		111,322
2,172,000	NCSLT 2006-3 AIO 7.100% 1/25/12		395,637
1,487,000	NCSLT 06-4 AIO 6.350% 02/27/12		265,516
1,765,000	NCSLT 2007-1 AIO 7.270% 4/25/12		355,350
277,121	NAVOT 05-A A4 4.430% 1/15/14		265,738
921,000	NYLIFE GLB 4.650% 5/9/13 144A		896,155
1,620,000	NALT 2006-A A 4 5.100% 7/16/12		1,589,174
1,868,000	NORD 07-1A A 4.920% 5/15/13 144A		1,591,885
1,170,000	NC ST 5.000% 4/1/11		1,262,828
175,000	NORTHERN TRUST CO 5.500% 8/15/13		183,374
654,000	NEF 05-1 A5 1.933% 10/30/45		449,532
262,000	NSTAR 8.000% 2/15/10		277,089
202,461	ONYX 05-B A4 4.340% 5/15/12		182,535
358,000	ORACLE CORP 5.000% 1/15/11		375,912
114,000	ORIX CORP 5.480% 11/22/11		86,322
624,000	PECO ENERGY MTN 5.600% 10/15/13		631,366
332,690	PERF 05-2 A1 4.85 6/25/11		334,061
1,620,000	PNC FUNDING CORP 4.500% 3/10/10		1,629,872
540,000	PACIFIC GAS & ELEC 6.250% 12/1/13		562,435

EIN: #13-4099534
Plan: #336

Time Warner Savings Plan

Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)

Shares or Units	Description of Investment		Current Value
	Synthetic Investment Contracts (continued)		
775,982	PPSI 04-WWF1 M2 1ML+68 2/25//35	$	458,099
95,096	PPSI 04-WWFI M3 1ML+74 2/25/35		39,285
1,495,000	PA GO 5.125% 1/15/15 PRE		1,649,706
242,000	PHILIP MOR 4.875% 5/16/13		244,167
6,859	PCAT 2006-A C 5.770% 5/25/10		6,841
345,000	PRICOA GLB FDG 5.400% 10/18/12 144A		322,773
2,663,000	P&G INTL SCA 5.300% 7/6/09 144A		2,778,180
15,376	RAMP 04-SL2 A11 6.500% 10/25/16		13,339
87,190	GMACM 05-AR5 1A1 CSTR 9/19/35		71,831
1,302,000	RIO TINTO FIN 5.875% 7/15/13		1,076,156
171,000	SBC COMM GLBL 6.250% 3/15/11		177,993
1,046,000	SBC COMM GLBL 4.125% 9/15/09		1,062,990
217,000	SBC COMM GLBL 5.300% 11/15/10		222,045
200,000	SLMA 04-A B 3ML+58 6/15/33		60,243
526,422	SBM7 00-C3 A2 6.592% 12/18/33		519,661
523,141	SBM7 00-C1 A2 7.520% 12/18/09		525,332
600,000	SANTANDER 5.805% VAR 6/20/16		457,064
913,000	SANWA BANK LTD NY 7.400% 6/15/11		928,785
951,000	SCOTLAND INTL 7.700% 8/15/10 144A		979,906
453,000	SEMPRA ENERGY 7.950% 3/01/10		469,806
126,000	SEMPRA ENERGY 4.750% 5/15/09		125,199
295,335	SRFC 2006-1A A1 5.840% 5/20/18		295,862
464,000	SIMON PROPERTY 5.300% 5/30/13		349,001
321,972	LLL 1997-LLI D 7.150% 10/12/34		318,758
19,188	SASC 04-GEL1 A 1ML+36 2/25/34		8,449
761,000	TELEFONOS MEXICO 4.750% 1/27/10		783,159
928,000	TRANSCAPIT 5.670% 3/5/14 144A		617,964
1,104,630	TAROT 2006-C A4 5.310% 5/13/13		736,744
300,396	TAROT 2006-B A3 5.410% 8/12/11		292,820
533,000	TAROT 2006-B A4 5.520% 11/12/12		416,517
855,000	HCARD 07-1 B 5.530% 6/15/12		668,600
989,000	UNCREDIT LUX 5.584% /VAR 1/13/17		569,722
506,000	US BANCORP 4.500% 7/29/10		513,922
441,000	US BANCORP MTN 5.300% 4/28/09		446,463
1,994,700	USTN 4.875% 5/31/11		2,201,364

EIN: #13-4099534
Plan: #336

Time Warner Savings Plan

Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)

Shares or Units	Description of Investment	Current Value
	Synthetic Investment Contracts (continued)	
13,088,200	USTN 5.125% 6/30/11	$ 14,487,833
9,160,400	USTN 4.625% 8/31/11	10,213,632
38,646,900	USTN 4.500% 4/30/12	43,099,300
20,385,500	USTN 4.625% 7/31/12	23,247,025
31,597,000	USTN 2.750% 2/28/13	34,054,675
10,243,700	USTN 2.500% 3/31/13	10,920,108
2,799,600	USTN TII 0.625% 4/15/13	2,738,797
17,852,900	USTN 3.125% 9/30/13	19,405,535
3,243,000	USTN 2.750% 10/31/13	3,462,905
12,920,000	USTN 3.750% 11/15/18	14,688,732
26,540,000	USTN 1.250% 11/30/10	26,854,204
48,526,000	USTN 2.000% 11/30/13	49,869,988
2,456,000	USTN 1.750% 11/15/11	2,517,602
8,688,000	USTN 1.500% 12/31/13	8,668,671
14,250,000	USTN 1.125% 12/15/11	14,320,942
746,000	UNITEDHEALTH GRP 3.750% 2/10/09	757,117
339,000	UNITEDHEALTH GRP 4.125% 8/15/09	339,009
1,503,000	UNITED HLTH 5.125% 11/15/10	1,476,992
681,000	VERIZON COM INC 5.250% 4/15/13	691,153
445,000	VERIZON GLBL 7.250% 12/1/10	469,209
540,000	VERIZON NE GLB 6.500% 9/15/11 DT	546,381
2,157,000	VODAFONE GRP 7.750% 2/15/10 DT	2,267,639
289,000	VODAFONE GRP PLC 5.500% 6/15/11	288,739
72,195	VWALT 2006-A A3 5.500% 9/21/09	72,342
313,773	WAMU 2003-AR10 A7 CSTR 10/25/33	199,259
585,790	WAMU 05-AR16 1A3 CSTR 12/25/35	334,432
2,355,785	WBCMT 05-C22 A1 4.980% 12/15/44	2,305,053
258,661	WBCMT 05-C16 APB 4.692% 10/15/41	202,913
209,828	WBCMT 03-C6 A2 4.498% 8/15/35	201,843
425,257	WBCMT 03-C7 A1 4.241% 10/15/35	406,154
1,095,504	WBCMT 03-C8 A3 4.445% 11/15/35	1,043,636
300,503	WBCMT 04-C11 A3 4.719% 1/15/41	282,561
912,920	WBCMT 04-C14 A2 4.368% 8/15/41	889,576
1,384,595	WBCMT 2004-C15 A2 4.039% 10/15/41	1,345,015
262,665	WALOT 06-1 A-3 5.100% 7/20/12	257,616

EIN: #13-4099534
Plan: #336

Time Warner Savings Plan

Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)

Shares or Units	Description of Investment		Current Value
	Synthetic Investment Contracts (continued)		
377,000	WALOT 06-1B 5.150% 7/20/12	$	350,566
863,000	WALOT 06-1 C 5.220% 11/20/12		778,076
403,000	WALOT 06-1 A-4 5.080% 4/20/12		397,581
669,000	WALOT 06-2 B 5.290% 6/20/12		628,051
316,000	WALOT 06-2 C 5.340% 10/22/12		196,436
1,735,000	WACHOVIA CORP 6.150% 3/15/09		1,763,786
886,000	WALOT 07-1 B 5.380% 7/20/12		767,548
616,000	WALOT 07-1 C 5.450% 10/22/12		367,767
1,560,521	WBCMT 06-C29 A1 5.110% 11/15/48		1,483,583
260,184	WBCMT 07-C30 A1 5.031% 12/15/43		246,089
19,224,030	WBCMT 2007-C30 XP CSTR 12/15/43		302,969
1,745,959	WMMNT 2007-B1 B1 4.95% 3/17/14		1,313,310
988,996	WMMNT 2007-A4A A4 5.200% 10/15/14		763,813
40,424	WAMMS 04-RA2 2A 7.000% 7/25/33		37,059
574,000	WASHINGTON REIT 5.950% 6/15/11		415,094
2,495,000	WELLS FARGO 4.200% 1/15/10		2,551,064
500,000	WELLS GLBL 6.450% 2/01/11		531,709
909,793	WFMBS 05-AR4 2A2 CSTR 4/25/35		703,312
451,938	WFMBS 05-AR2 2A2 4.57% 3/25/35		345,639
188,918	WFMBS 05-AR10 2A2 CSTR 6/25/35		144,521
174,774	WFMBS 05-AR12 2A6 CSTR 7/25/35		133,245
272,448	WESTO 05-3 A4 4.390% 5/17/13		270,358
164,000	WESTO 05-3 B 4.500% 5/17/13		157,507
209,000	WESTO 05-3 C 4.540% 5/17/13		190,282
	Total Wrap Rebid Value		736,822
	Total Synthetic Investment Contracts		**594,957,485**
	Mutual Funds		
	Fidelity BrokerageLink *		179,622,909
6,119,080	Dodge & Cox Stock Fund		376,973,717
	Total Mutual Funds		**556,596,626**

Time Warner Savings Plan

Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year) (continued)

Shares or Units	Description of Investment		Current Value
	U.S. Government and Agency Securities		
	United States Treasury Notes		
110,000	USTN 1.125% 12/15/11	$	110,490
114,000	USTN 1.500% 12/31/13		113,742
10,000	USTN 1.750% 11/15/11		10,228
516,000	USTN 2.000% 9/30/10		528,981
418,000	USTN 2.500% 7/15/16		446,029
2,230,000	USTN 4.750% 5/31/12		2,496,032
1,777,000	USTN TII 1.750% 1/15/28		1,695,213
327,000	USTN TII 1.875% 7/15/15		344,180
314,000	USTN TII 2.000% 1/15/16		329,460
340,000	USTN TII 2.000% 1/15/26		349,665
307,000	USTN TII 2.375% 1/15/25		347,661
1,455,000	USTN TII 2.375% 1/15/27		1,567,458
448,088	USTN TII 2.625% 7/15/17		480,439
	Total United States Treasury Notes		**8,819,578**
	United States Treasury Bonds		
14,000	USTB 4.750% 2/15/37		19,508
418,000	USTB 5.375% 2/15/31		574,358
3,470,000	USTB 5.500% 8/15/28		4,689,920
745,000	USTB 6.375% 8/15/27		1,090,261
63,000	USTB 8.875% 8/15/17		93,786
	Total United States Treasury Bonds		**6,467,833**
	Federal Agency Obligations		
	Federal National Mortgage Association		
30,900,000	FNMA 5.000% 6/11/39 #TBA		31,575,514
(2,000,000)	FNMA 5.000% 1/1/39 #TBA		(2,036,250)
2,000,000	FNMA 5.000% 1/1/39 #TBA		2,036,250
1,200,000	FNMA 5.500% 6/11/39 #TBA		1,230,793
900,000	FNMA 6.000% 6/11/39 #TBA		927,072
2,972,410	FNMA 5.000% 2/1/36 #745275		3,040,990
734,689	FNMA 5.000% 2/1/36 #888022		751,640
691,886	FNMA 5.000% 2/1/38 #257096		707,633
3,386,645	FNMA 5.000% 2/1/38 #889757		3,464,782

Time Warner Savings Plan

Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year) (continued)

Shares or Units	Description of Investment	Current Value
	U.S. Government and Agency Securities (continued)	
	Federal National Mortgage Association (continued)	
690,851	FNMA 5.000%4/1/38 #974385	$ 706,574
4,835,066	FNMA 5.000% 5/1/38 #981583	4,945,111
693,641	FNMA 5.000% 6/1/38 #934308	709,428
4,859,960	FNMA 5.000% 6/38 #985407	4,970,571
27,925	FNMA 5.000% 7/38 #975639	28,560
688,524	FNMA 5.000% 8/37 #888645	704,194
2,082,059	FNMA 5.000% 8/38 #929817	2,129,446
1,536,185	FNMA 5.500% 1/37 #256552	1,577,225
555,589	FNMA 5.500% 11/36 #745959	570,432
213,087	FNMA 6.000% 5/35 #821192	220,154
293,323	FNMA 6.000% 9/37 #952504	302,502
92,323	FNMA 6.000% 10/35 #745000	95,298
182,078	FNMA 6.500% 1/37 #897910	189,565
261,563	FNMA 6.500% 3/37 #910393	272,153
195,847	FNMA 6.500% 5/36 #895817	203,777
200,491	FNMA 6.500% 7/37 #939680	208,609
347,902	FNMA 6.500% 8/36 #745744	361,989
215,470	FNMA 6.500% 8/36 #892604	224,194
277,155	FNMA 6.500% 8/37 #948231	288,377
223,866	FNMA 6.500% 8/37 #948641	232,930
202,394	FNMA 6.500% 8/37 #948731	210,589
317,472	FNMA 6.500% 8/37 #959422	330,327
378,631	FNMA 6.500% 9/36 #897131	393,962
150,031	FNMA 6.500% 9/36 #900136	156,105
178,519	FNMA 6.500% 9/37 #952515	185,747
136,278	FNMA 6.500% 9/37 #952838	141,796
13,300,000	FNMA 15YR 5.500% 1/24 #TBA	13,700,382
300,000	FNMA15YR 6.000% 1/24 #TBA	311,549
411,000	FNMA 3.000% 7/12/10	423,608
1,798,128	FNMA ARM 5.510% 2/37 913990	1,832,327
	Total Federal National Mortgage Association	**78,325,905**

EIN: #13-4099534
Plan: #336

Time Warner Savings Plan

Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)

Shares or Units	Description of Investment	Current Value
	U.S. Government and Agency Securities (continued)	
	Government National Mortgage Association	
1,200,000	GNII II 5.500% 7/20/39 #TBA	$ 1,234,313
3,500,000	GNII II 6.000% 7/20/39 #TBA	3,610,195
1,600,000	GNMA 5.000% 6/18/39 #TBA	1,641,978
2,400,000	GNMA 6.000% 6/18/39 #TBA	2,477,442
871,255	GNMA 5.000% 6/15/34 #605461	897,074
1,750,679	GNMA 5.000% 6/15/34 #616475	1,802,560
	Total Government National Mortgage Association	**11,663,562**
	Total Federal Agency Obligations	**89,989,467**
	Federal Home Loan Bank	
1,880,000	FHLB 5.500% 7/15/36	2,409,278
	Total Federal Home Loan Bank	**2,409,278**
	Federal Home Loan Mortgage Corporation	
800,000	FHLG 5.500% 1/1/39 #TBA	819,092
1,900,000	FHLG 6.000% 1/1/39 #TBA	1,958,044
62,975	FHLG 5.500% 7/1/37 #G03092	64,516
421,907	FHLG 5.500% 11/1/35 #A39302	432,421
6,397,951	FHLG 5.500% 12/1/36 #G02427	6,554,381
548,267	FHLM ARM 4.433% 7/1/35 1B3925	553,904
2,110,929	FHLM ARM 5.650% 9/1/37 1G3704	2,150,354
311,648	FHLM ARM 5.840% 2/1/37 1N1447	318,358
806,876	FHLM ARM 5.950% 5/1/37 1N1582	824,932
657,648	FHLM ARM 6.030% 5/1/37 1N1463	673,039
1,606,101	FHLM ARM 6.120% 9/2/37 1G2201	1,651,949
	Total Federal Home Loan Mortgage Corporation	**16,000,990**
	Total U.S. Government and Agency Securities	**123,687,146**
	Bonds, Notes and Debentures	
	Foreign Governmental Obligations	
1,177,000	KAUPTHING BK 7.625% 2/28/15	70,620
821,000	MEXICO GVT GLB 6.750% 9/27/34	866,155
1,378,860	RUSSIAN FD STP CPN 3/31/30	1,213,397
	Total Foreign Governmental Obligations	**2,150,172**

EIN: #13-4099534
Plan: #336

Time Warner Savings Plan

Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)

Shares or Units	Description of Investment	Current Value
	Bonds, Notes and Debentures (continued)	
	Domestic Obligations	
125,000	AES CORP 7.750% 10/15/15	$ 100,000
106,000	AES CORP 7.750% 3/01/14	87,980
690,000	AES CORP 8.000% 10/15/17	558,900
718,000	AES CORP 8.000% 6/1/20 144A	556,450
220,000	AGFC CAP TR I 6.000% 144A 1/15/67	52,546
160,000	AIG 6.250% 87-37 HYBRD 3/15/87	59,804
334,000	AIG INTL 8.250% 144A 8/15/87	244,461
397,000	ALCOA INC 6.000% 7/15/13	358,961
750,000	ALTRIA GROUP 9.700% 11/10/18	810,623
190,000	AMER GENL FIN MTN 6.900% 12/15/17	82,227
84,000	AMERADA HES CO 7.875% 10/01/29	80,638
362,000	AMERADA HESS CO 7.300% 8/15/31	329,368
209,000	AMERICA MOVIL 5.625% 11/15/17	185,807
49,000	AMERICAN EXP MTN 5.875% 5/5/13	47,039
77,000	AMERICAN INTL 5.850% 1/16/18	51,612
293,000	AMEX 6.800% 9/01/66	151,672
460,000	ANADARKO FIN CO 7.500% 5/01/31	406,767
341,000	APACHE CORP 6.000% 9/15/13	353,642
237,000	AT&T INC 5.500% 2/01/18	239,518
341,000	BAC 8 PERP PREF 10/30/49	245,277
14,000	BAC CAP XIV 5.630%/VR PERP 12/15/49	5,609
467,000	BAKER HUGHES IN 7.500% 11/15/18	517,743
28,000	BANKAMER 8.125%/VAR PERP 12/31/49	20,944
327,000	BEAR 7.250% 2/01/18	358,345
21,000	BELLSOUTH 4.750% 11/15/12	20,603
35,000	BOYD GAMING 6.75% 4/15/14	22,050
98,000	BOYD GAMING 7.125% 2/01/16	57,820
620,000	C 6.500% SNR DT 8/19/13	625,633
495,000	CATERPILR FIN SERV 6.200% 9/30/13	510,304
(400,000)	CDS SLMA @ 100BPS 5YR 6/26/12	(400,000)
400,000	CDS SLMA @ 100BPS 5YR 6/26/12	332,655
(2,985,688)	CDS-ABX @18 BPS 37.4YR 7/25/45	(2,985,688)
2,985,688	CDS-ABX @18 BPS 37.4YR 7/25/45	2,388,551
(2,215,188)	CDS-ABX.HE.AAA.06-1 37.6 7/25/45	(2,215,188)

EIN: #13-4099534
Plan: #336

Time Warner Savings Plan

Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)

Shares or Units	Description of Investment		Current Value
	Bonds, Notes and Debentures (continued)		
	Domestic Obligations (continued)		
2,215,188	CDS-ABX.HE.AAA.06-1 37.6 7/25/45	$	1,772,150
(1,700,000)	CDS-ABX@11 BPS 38.2YR 5/2/46		(1,700,000)
1,700,000	CDS-ABX@11 BPS 38.2YR 5/2/46		850,000
(674,188)	CDS-ABX@18 BPS 37.4YR 7/25/45		(674,188)
674,188	CDS-ABX@18 BPS 37.4YR 7/25/45		539,350
(481,563)	CDS-ABX@18 BPS 37.4YR 7/25/45		(481,563)
481,563	CDS-ABX@18 BPS 37.4YR 7/25/45		385,250
(288,938)	CDS-ABX@18 BPS 37.4YR 7/25/45		(288,938)
288,938	CDS-ABX@18 BPS 37.4YR 7/25/45		231,150
(192,625)	CDS-ABX@18 BPS 36.8YR ZERO LEG 7/25/45		(192,625)
192,625	CDS-ABX@18 BPS 36.8YR ZERO LEG 7/25/45		154,100
(11,233,760)	CDS-CDXNAIG.8@35BP4.7YR S 6/20/12		(11,233,760)
11,233,760	CDS-CDXNAIG.8@35BP4.7YR S 6/20/12		10,552,856
(6,734,400)	CDS-CDXNAIG.8@60BP9.7YR S		(6,287,802)
6,734,400	CDS-CDXNAIG.8@60BP9.7YR S		6,734,400
(6,670,023)	CDSCDXNAUGHVOL9@485 12/12		(6,670,023)
6,670,023	CDSCDXNAUGHVOL9@485 12/12		5,606,154
91,000	CHESAPEAKE ENER 6.250% 1/15/18		67,340
70,000	CHESAPEAKE ENERGY 7.250% 12/15/18		53,900
683,000	CITIGROUP 5.000% 9/15/14		600,755
564,000	CITIGROUP 6.875% 3/05/38		624,235
24,000	CITIZCOM 7.125% 3/15/19		16,080
66,000	CITIZENS COMM 7.875% 1/15/27		37,620
355,000	CLEAR CHANNEL 5.500% 9/15/14		42,600
42,000	CLEAR CHANNEL 6.250% 3/15/11		12,600
195,000	COMCAST CABLE 8.875% 5/01/17		208,232
697,000	COMCAST CORP 6.500% 1/15/15		685,103
28,000	COMCAST CORP 6.500% 1/15/17		27,656
63,000	COMCAST GLB 5.875% 2/15/18		59,699
132,000	COMMUNITY HLTH 8.875% 7/15/15		121,440
122,000	COMPLETE PRODTN 8 12/15/16		76,860
247,000	CONOCO 6.950% 4/15/29		265,797
139,000	COUNTRYWIDE FRN 3ML+14 1/5/09		139,000
190,000	CREDIT SUISSE 5.860%/VAR PE 5/29/49		88,679

Time Warner Savings Plan

Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year) (continued)

Shares or Units	Description of Investment		Current Value
	Bonds, Notes and Debentures (continued)		
	Domestic Obligations (continued)		
66,000	CSC HLDGS 7.625% 4/01/11	$	62,205
444,895	CVS CAREMARK 6.943% 1 144C 1/10/30		279,737
279,000	DAIMBZNA 5.875% 3/15/11		243,288
115,000	DAVITA INC 6.625% 3/15/13		105,800
(6,900,000)	DB INT RATE SWAP 11/28/12		(6,909,111)
6,900,000	DB INT RATE SWAP 11/28/12		7,768,924
202,000	DEUTSCHE TK GLBL 5.750% 3/23/16		193,362
725,000	DIAGEO CPTL PLC 7.375% 1/15/14		782,122
509,000	DOMINION RES DE 5.700% 9/17/12		504,002
260,000	DOMINION RESOUR 8.875% 1/15/19		280,381
31,000	DRS TECH 6.625% 2/01/16		31,000
167,000	DUKE ENERGY 5.625% 11/30/12		170,074
185,000	DYNEGY HLDGS 7.750% 6/01/19		122,100
7,000	ECHOSTAR DBS 7.000% 10/01/13		6,073
70,000	ECHOSTAR DBS 7.125% 2/1/16		59,500
35,000	ECHOSTAR DBS 7.750% 5/31/15		30,450
105,000	EDISON MISSION 7.000% 5/15/17		91,350
139,000	EDISON MISSION 7.200% 5/15/19		113,285
56,000	EDISON MISSION 7.625% 5/27		43,120
613,000	EL PASO CORP 7.000% 6/15/17		479,737
125,000	EL PASO ENERGY MTN 7.800% 8/1/31		81,406
91,000	EL PASO ENGY MTN 7.750% 1/15/32		59,070
460,000	EL PASO NAT GAS 8.375% 6/15/32		396,930
21,000	ELEC DATA GLBL 7.125% 10/15/09		21,349
670,000	ENTERPRISE PRD 9.750% 1/31/14		682,253
530,000	EVRAZ GRP 8.875% 144A 4/24/13		267,650
338,000	EXELON CORP 5.625% 6/15/35		213,367
906,000	FARMER MAC 7-1 5.125% 144A 4/19/17		1,033,482
293,000	FIRSTENERGY 6.450% 11/15/11		276,960
571,000	FIRSTENERGY GL 7.375% 11/15/31		540,175
202,000	FMC FINANCE III 6.875% 7/15/17		169,680
801,000	FORD MOTOR 7.450%.7/16/31		224,280
606,000	FORD MOTOR CRD LLC 12 5/15/15		424,200
3,505,000	FORD MTR CR GLB 5.800% 1/12/09		3,495,070

EIN: #13-4099534
Plan: #336

Time Warner Savings Plan

Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year) (continued)

Shares or Units	Description of Investment		Current Value
	Bonds, Notes and Debentures (continued)		
	Domestic Obligations (continued)		
279,000	FORD MTR GLB 7.375% 10/28/09	$	239,940
174,000	FREEPORT MCMOR 8.375% 4/1/17		140,070
725,000	GE CAP CORP 11/15/67		455,713
66,000	GENERALE DS GEO 7.750% 5/15/15		38,940
94,000	GEOPHYSIQUE CIE 7.500% 5/15/15		60,160
28,000	GEORGIA GULF 9.500% 10/15/14		8,680
411,000	GLITNIR 3ML+273.25 6.000% 144A 6/15/16		62
279,000	GLITNIR BK MTN 6.330% 144A 7/28/11		13,253
1,672,000	GM 8.250% 7/15/23		275,880
21,000	GM GLBL 8.375% 7/15/33 DT		3,675
418,000	GMAC 8.000% 11/01/31 GLOBAL		244,571
536,000	GMAC GLOBAL 5.850% 1/14/09		533,320
1,540,000	GMAC LLC 6.625% 5/15/12		1,201,200
251,000	GOLDMAN SACHS 4.500% 6/15/10		247,333
98,000	GOLDMAN SACHS GR 5.450% 11/1/12		93,483
21,000	GS 5.793% PERP-12 12/29/49		8,073
369,000	HALYK SAV BK 9.250% 10/16/13 144A		276,750
120,000	HBOS PLC 5.250% 2/21/17 144A		116,758
277,000	HCA INC 5.750% 3/15/14		163,430
174,000	HCA INC 6.250% 2/15/13		108,750
8,000	HCA INC 6.300% 10/01/12		5,640
28,000	HCA INC 9.125% 11/15/14		25,760
216,000	HCA INC 9.250% 11/15/16		197,640
38,000	HCA PIK 10.375% 11/15/16		28,175
24,000	HERTZ 10.500% 1/01/16		9,600
59,000	HERTZ 8.875% 1/01/14		33,630
52,000	HOST MARRIOTT GLBL 6.750% 6/1/16		37,960
344,000	ICICI BANK 6.375%/VAR 4/30/22		180,639
160,000	ICICI BK 6.375%/VAR 4 REGS 4/30/22		84,339
157,000	IDEARC INC 8.000% 11/15/16		11,775
100,000	ILFC ECAP TR II 6.250% 12/21/65		41,761
21,000	INN OF MOUNT 12.000% 11/15/10		6,930
961,000	JP MORGAN CHASE 5.125% 9/15/14		931,284
320,000	JP MORGAN CHASE 6.125% 6/27/17		314,919

EIN: #13-4099534
Plan: #336

Time Warner Savings Plan

Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)

Shares or Units	Description of Investment		Current Value
	Bonds, Notes and Debentures (continued)		
	Domestic Obligations (continued)		
502,000	JPMORGAN CHASE 5.150% 10/01/15	$	474,017
50,000	JPMORGAN FDIC 2.125% 6/22/12		50,208
120,000	KAUPTHING BK 5.750% 10/4/11 144A		7,200
130,000	KAUPTHING MTN 7.125% 144A 5/19/16		975
536,000	KAZMUNAIGAZ FIN 8.375% 144A 7/2/13		423,440
1,324,000	KERR-MCGEE 7.875% 9/15/31		1,218,804
320,000	KERR-MCGEE GLBL 6.950% 7/1/24		280,591
230,000	KINDER MORGAN 6.750% 3/15/11		223,707
63,000	KINDER MORGAN EN 5.850% 9/15/12		57,695
70,000	KINDER MORGAN EN 6.300% 2/1/09		69,933
397,000	KINDER MORGAN EN 6.950% 1/15/38		321,073
334,000	KINDER MORGAN ENER 6.000% 2/1/17		289,970
362,000	KPN NV GLBL 8.375% 10/01/30		408,876
100,000	L-3 COMM 6.375% 10/15/15		93,500
84,000	LAMAR MEDIA 6.625% 8/15/15		60,690
641,000	LANDSBANKI IS MTN 6.100% 8/25/11		11,218
369,000	LEH 5.857% PERP-12 11/30/49		37
181,000	LEHMAN BR MTN 5.250% 2/6/12		17,195
220,000	LEHMAN BROS 3ML+78 8/19/65		22
390,000	LEHMAN BROS HLD 6.750% 12/28/17		39
84,000	LEVEL 3 FIN 9.250% 11/1/14		42,840
35,000	LIBERTY MEDIA 5.700% 5/15/13		22,945
801,000	METLIFE GLB 6.400% 12/15/36		480,600
35,000	MGM MIRAGE 6.625% 7/15/15		21,919
160,000	MGM MIRAGE 7.625% 1/15/17		100,000
110,000	MORGAN STLY FRN 5.820% 10/18/16		75,686
509,000	MORGAN STLY MTN 5.625% 1/09/12		482,688
190,000	MUFG CAP FIN 6.346%/VR PER 7/29/49		123,500
21,000	NEWS AMER INC 6.650% 11/15/37		20,785
42,000	NEWS AMERICA 6.200%12/15/34		38,327
941,000	NEXTEL COMM 6.875% SER E 1 10/31/13		399,925
130,000	NRG ENERGY 7.250% 2/01/14		117,650
15,000	NRG ENERGY 7.375% 1/15/17		12,000
50,000	NRG ENERGY 7.375% 2/1/16		45,000

Time Warner Savings Plan

Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year) (continued)

Shares or Units	Description of Investment	Current Value
	Bonds, Notes and Debentures (continued)	
	Domestic Obligations (continued)	
45,000	NXP BV 9.500% 10/15/15	$ 8,100
20,000	NXP BV/FDG 7.875% 10/15/14	7,400
592,000	OCCIDENTAL PETE 7 11/01/13	642,955
84,000	OPTI CDA 8.250% 12/15/14	45,360
111,000	OPTI CDA INC 7.875% 12/15/14	58,275
105,000	PACIFIC GAS&ELEC 5.800% 3/1/37	108,907
38,000	PEABODY ENERGY 6.875% 3/15/13	36,005
95,000	PEMEX PRO FDG 6.625% 6/15/35	80,418
348,000	PEPSICO INC 7.900% 11/01/18	426,525
390,000	PETROBRAS INTL 6.125% 10/06/2016	380,250
244,000	PG&E 6.050% 3/01/34	259,142
105,000	PG&E 8.250% 10/15/18	126,153
73,000	QWEST COMM 7.500% 2/15/14	48,545
34,000	QWESTCOM 3ML+350 2/15/09	33,830
150,000	RBS 6.990% PERP-17 T1 12/31/49	70,130
100,000	RBS 7.640% PERP-17 PREF 10/4/49	39,828
362,000	REALOGY 12.375% 4/15/15	48,870
26,000	RESIDENTIAL CP 8.500% 5/15/10	14,820
814,000	RESIDENTIAL CP 9.625% 144A 5/15/15	284,900
300,000	RESONA PFD 7.191%/VR P 144A 12/31/49	142,826
153,000	REYNOLDS AMERN 6.750% 6/15/17	121,449
21,000	RH DONNELLEY 8.875% 10/15/17	3,308
467,000	RIO TINTO FIN 6.500% 7/15/18	342,391
63,000	RIVER ROCK 9.750% 11/01/11	52,290
63,000	ROGERS CABLE 6.750% 3/15/15	61,350
300,000	SANTANDER 5.805%/VAR 6/20/16	228,000
279,000	SBC COMM GLBL 5.100% 9/15/14	274,253
42,000	SERVICE CO INT 7.625% 10/01/18	31,080
84,000	SERVICE CO INTL 7.500% 4/1/27	54,180
430,000	SHELL INTL FIN 6.375% 12/15/38	483,745
348,000	SHINSEI 6.418%/VAR PE 144A 12/31/49	72,785
14,000	SLM CORP MTN 5.000% 4/15/15	8,882
435,000	SLM CORP MTN 5.000% 10/01/13	311,251
84,000	SLM MTN 5.050% 11/14/14	55,901

EIN: #13-4099534
Plan: #336

Time Warner Savings Plan

Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)

Shares or Units	Description of Investment	Current Value
	Bonds, Notes and Debentures (continued)	
	Domestic Obligations (continued)	
749,000	SLM MTN 5.375% 5/15/14	$ 505,481
66,000	SLM MTN 5.625% 8/01/33 A	40,039
63,000	SOUTHRN NAT GAS 5.900% 4/1/17	49,925
21,000	SOUTHRN NAT GAS 8.000% 3/01/32	17,499
341,000	SPRINT CAP 8.375% 3/15/12	272,800
63,000	STATION CASINOS 6.000% 4/01/12	12,600
84,000	STATION CASINOS 7.750% 8/15/16	16,170
101,000	STEEL DYN INC 6.750% 4/1/15	67,670
31,000	STEEL DYNAMICS 7.375% 11/1/12	23,870
45,000	SUBURBAN PROP 6.875% 12/15/13	36,900
(1,670,000)	SUL CDSCDXNAHY10@500B4.6Y	(1,670,000)
1,670,000	SUL CDSCDXNAHY10@500B4.6Y	1,405,589
(830,000)	SUL CDSCDXNAHY10@500B4.6Y	(830,000)
830,000	SUL CDSCDXNAHY10@500B4.6Y	698,586
42,000	SUN MEDIA 7.625% 2/15/13	33,810
143,000	SUNGARD DATA 10.250% 8/15/15	89,196
174,000	SUNTRUST VIII 6.100%/VAR 12/1/66	122,498
28,000	TEEKAY SHIPPNG 8.875% 7/15/11	23,800
320,000	TELECOM ITALI 5.250% 10/01/15	243,600
244,000	TELECOM ITALI 6.999% 6/4/18	197,945
111,000	TENET HEALTH 9.250% 2/01/15	89,078
49,000	TENN GAS PIPELI 7.625% 4/01/37	38,893
42,000	TEREX CORP 7.375% 1/15/14	36,540
100,000	TNK BP FI MTN 6.625% 144A 3/20/17	48,000
130,000	TNK BP FINANCE 7.875% 144A 3/13/18	64,938
293,000	TNK-BP FIN MTN 7.500% 7 144A 7/18/16	152,360
536,000	TRAVELERS COS 6.250%/VAR 3/15/67	351,100
523,000	TURANALEM FIN 8.250% 1 144A 1/22/37	224,890
383,000	TURANALEM FIN 8.250% 1/22/37	170,171
307,000	TXU CORP 5.550% 11/15/14	138,150
31,000	TXU CORP 6.500% 11/15/24	10,967
387,000	TXU CORP 6.550% 11/15/34	130,648
56,000	TXU ENRGY PIK 12.000% 1/1/17 144A	26,861
989,000	TYCO INTL GRP 6.000% 11/15/13	927,994

EIN: #13-4099534
Plan: #336

Time Warner Savings Plan

Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)

Shares or Units	Description of Investment	Current Value
	Bonds, Notes and Debentures (continued)	
	Domestic Obligations (continued)	
5,490,000	USTPRIN 11/15/24	$ 3,575,527
716,000	VALE OVERSEAS 6.875% 11/21/36	649,913
272,000	VEDANTA RES 8.750% 1/15/14 144A	168,966
84,000	VENTAS REALTY GLBL 9.000% 5/01/12	74,760
14,000	VERIZON COM 5.500% 2/15/18	13,466
202,000	VERIZON GLBL 7.375% 9/01/12	211,324
376,000	VERIZON NEW YOR 6.875% 4/01/12	374,102
1,017,000	WACHOVIA 5.250% 8/1/14 LT2	947,350
488,000	WASTE MANAGMENT 6.375% 11/5/12	455,074
272,000	WB 5.800% 49-11 T1 12/31/49	160,480
28,000	WELLPOINT GLB 5.875% 6/15/17	25,484
676,000	WELLS FARGO 9.750%/3ML+583 12/31/49	682,760
230,000	WELLS FARGO CAP 5.950% 12/15/36	197,121
38,000	WESTLAKE CHEM 6.625% 1/15/16	22,040
418,000	WEYERHSR GLBL 6.750% 3/15/12	374,173
230,000	WILLIAMS COS 7.750% 6/15/31	157,550
216,000	WILLIAMS COS 7.875% 9/01/21	170,640
28,000	WILLIAMS COS 8.750% 3/15/32	20,160
641,000	WILLIAMS COS GLB 7.500% 1/15/31	429,470
115,000	WINDSTREAM 8.625% 8/01/16	100,050
334,000	WYETH 5.950% 4/01/37	370,836
28,000	XEROX CORP 6.750% 2/01/17	20,318
523,000	XTO ENERGY 6.500% 12/15/18	506,276
84,000	XTO ENERGY 7.500% 4/15/12	83,022
	Total Domestic Obligations	**49,686,733**
	Mortgage Related Securities	
143,460	ACE 05-SD2 A1 1ML+40 8/25/40	140,520
749,396	ACE 06-SL3 A1 1ML+10 6/25/36	133,056
925,448	AHM 05-4 1A1 1ML+29 3/25/35	443,201
1,463,000	BACM 05-5 A4 5.115% 10/10/45	1,192,358
1,609,000	BACM 05-6 A4 5.182% 9/10/47	1,318,711
40,000	BACM 2007-5 A3 5.620% 2/10/51	25,719
784,883	BALTA 04-9 3A1 CSTR 9/25/34	437,277

EIN: #13-4099534
Plan: #336

Time Warner Savings Plan

Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)

Shares or Units	Description of Investment	Current Value
	Bonds, Notes and Debentures (continued)	
	Mortgage Related Securities (continued)	
619,279	BALTA 05-2 2A4 CSTR 4/25/35	$ 342,053
482,356	BAYV 04-C A1 1ML+42 5/28/44	325,168
1,742,000	BSABS 05-AQ2 A3 1ML+36 9/25/35	1,446,181
774,559	BSABS 05-CL1 A1 1ML+50 9/25/34	512,748
666,310	BSABS 05-SD4 2A1 1ML+40 2/25/42	513,098
251,498	BSABS 2005-AQ2 A2 1ML+27 9/25/35	246,434
1,098,744	BSARM 04-10 12A3 CSTR 1/25/35	616,383
2,627,621	BSSP 2007-R11 A1A 1ML+60 9/27/37	2,555,315
461,926	CMLTI 05-HE2 A 1ML+40 5/25/35	381,632
1,769,464	CWALT 05-36 2A1A 1ML+31 8/25/35	785,386
975,518	CWALT 05-36 3A1 CSTR 8/25/35	590,801
323,486	CWALT 05-61 1A1 1ML+26 12/25/35	137,930
620,788	CWALT 05-J12 2A1 1ML+27 8/25/35	299,391
143,001	CWALT 06-OA1 2A1 1ML+21 3/20/46	58,845
1,170,877	CWALT 06-OA6 1A1A 1ML+21 7/25/46	411,896
525,266	CWHEL 06-B 2A 1ML+17 5/15/36	208,220
1,566,116	CWHEL 07-GW A FSA 1ML+55 8/15/37	960,720
209,935	CWHL 04-23 A CSTR 11/25/34	102,283
676,950	CWHL 06-HYB3 2A1A CSTR 5/20/36	358,342
195,402	DELTA AIR 6.821% 8/10/22	124,080
466,833	DMSI 2004-4 7AR2 1ML+45 6/25/34	359,131
126,207	FHAMS 2006-FA8 1A8 0 2/25/37	37,772
1,310,000	GECMC 07-C1 A4 CSTR 12/10/49	976,406
1,552,370	GMACM 04VF1 A1 MBIA1ML+75 2/25/31	1,230,235
1,356,349	GMACM 05-AR6 2A1 CSTR 11/19/35	912,356
922,256	GSMPS 05-RP1 1AF 1ML+35 1/25/35	733,109
395,591	GSR 05-AR5 2A3 CSTR 10/25/35	204,284
497,779	HVMLT 05-15 2A11 1ML+27 10/20/45	226,820
696,351	HVMLT 06-13 A 1ML+18 11/19/46	276,873
847,582	IMSA 05-2 A1 1ML+32 3/25/36	393,225
906,712	INDA 07-AR7 1A1 CSTR 11/25/37	591,953
1,669,560	INDX 05-AR14 2A1A 1ML+30 7/25/35	767,238
266,159	INDX 06-AR6 2A1A 1ML+20 6/25/47	116,263
587,000	JPMCC 07-LDPX A3 5.412 1/15/49	414,990

EIN: #13-4099534
Plan: #336

Time Warner Savings Plan

Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)

Shares or Units	Description of Investment	Current Value
	Bonds, Notes and Debentures (continued)	
	Mortgage Related Securities (continued)	
1,524,480	LXS 06-14N 1A1B 1ML+21 9/25/46	$ 403,805
569,713	MARM 05-1 7A1 CSTR 2/25/35	295,375
801,385	MARM 06-2 3A1 CSTR 1/25/36	639,214
1,109,030	MARP 05-2 1A1F 1ML+35 5/25/35	738,287
400,000	MERNA 07-1-B 3ML+175 6/30/12	361,160
426,010	MLCC 03-F A1 1ML+32 10/25/28	312,728
1,317,000	MLCFC 2007-6 A4 CSTR 3/12/51	928,694
562,214	MLMI 04-A3 4A3 CSTR 5/25/34	407,906
1,496,065	MLMI 07-SD1 A1 1ML+45 2/25/47	1,089,731
655,000	MLMT 06-C1 A4 CSTR 5/12/39	533,430
36,532	MSM 05-3AR 3A CSTR 7/25/35	18,531
362,000	NSLT 2008-4 A4 1ML+148 4/25/24	280,890
422,608	PRIME 05-2 2A1 7.596 10/25/32	293,845
1,143,147	RALI 05-QA13 2A1 CSTR 12/25/35	613,066
656,793	RBSGC 2007-B 1A4 1ML+45 1/25/37	332,430
629,978	SACO 05-WM3 A3 1ML+35 9/20/35	204,633
1,168,364	SAMI 06-AR6 1A1 1ML+18 12/25/35	466,035
586,004	SARM 05-18 5A1 CSTR 9/25/35	298,535
1,679,184	SASC 2007-TC1 A 1ML+30 4/25/31	1,094,984
2,377,975	TMST 06-1 A3 CSTR 1/25/46	2,368,905
439,223	WAMU 04-AR8 A1 1ML+42 6/25/44	251,418
1,009,270	WAMU 05-AR15 A1A1 1ML+26 11/25/45	495,142
831,188	WAMU 05-AR15 A1A2 1ML+28 11/25/45	408,244
439,208	WAMU 05-AR17 A1A2 1ML+29 12/25/45	203,465
1,277,392	WAMU 05-AR7 A4 CSTR 8/25/35	749,301
173,342	WAMU 05-AR8 1A1A 1ML+27 7/25/45	69,296
517,924	WAMU 05-AR9 A1A 1ML+32 7/25/45	212,318
762,594	WAMU 07-HY4 4A1 CSTR 9/25/36	462,309
1,024,000	WMMNT 06-A3A A3 1ML+3 09/16/13	819,199
693,561	ZUNI 06-OA1 A1 1ML+13 8/3/36	657,454
	Total Mortgage Related Securities	**37,918,733**

EIN: #13-4099534
Plan: #336

Time Warner Savings Plan

Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year) (continued)

Shares or Units	Description of Investment	Current Value
	Bonds, Notes and Debentures (continued)	
	Other Agency Obligations	
467,000	TVA 5.980% 4/1/36	$ 606,166
	Total Other Agency Obligations	**606,166**
	Total Bonds, Notes and Debentures	**90,361,804**
	Cash, Cash Equivalents and Other Investments	
	Cash	$ 1,477,259
4,030,000	SWAP CASH COLLATERAL	4,030,000
14,961,426	State Street Bank Government Short Term Investment Fund*	14,961,426
68,759,859	State Street Bank Short Term Investment Fund*	68,759,859
48,398,615	Fidelity Institutional Money Market Portfolio*	48,398,615
	EURO$ 90 DAY FUT MAR 09 EDH9	(10,100)
	EURO$ 90 DAY FUT JUN 09 EDM9	(875)
	EURO$ 90 DAY FUT SEP 09 EDU9	(1,000)
	UST 2YR FUT MAR09 TUH9	(2,406)
	US 10YR NOTE FUT MAR09 TYH9	7,735
	UST 20YR FUT MAR09 USH9	97,875
	UST 5YR FUT MAR09 FVH9	60,031
	EURO $90DAY FUT MAR09 CAL	(284,563)
	EURO$ 90DAY FUT MAR09 PUT	(1,419)
	EURO$ 90DAY FUT SEP09 CAL	(53,375)
	UST 10YR FUT MAR09 CAL 2/20/09	(951,563)
	UST 10YR FUT MAR09 PUT 2/20/09	(3,938)
	UST 10YR FUT MAR09 PUT 2/20/09	(13,624)
	Total Cash, Cash Equivalents and Other Investments	**136,469,937**
	Loans to participants (interest rates from 4.25% to 8.75%, maturing through 6/26/2024)*	**64,012,520**
	Total Investments	**$ 3,042,312,132**

** Indicates party-in-interest to the Plan.*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TIME WARNER SAVINGS PLAN

Date: June 25, 2009

By: /s/ Daniel J. Happer
Name: Daniel J. Happer
Member of the Administrative Committee

EXHIBIT INDEX

108001v1

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-53574, 333-102787, 333-137292, 333-142536 and 333-157446 on Form S-8 of Time Warner Inc. pertaining to the Time Warner Savings Plan (the "Plan") of our report dated June 23, 2009, with respect to the financial statements and supplemental schedule of the Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2008.

Ernst & Young LLP

New York, New York
June 23, 2009